Exhibit 99.1

PERNOD RICARD
Limited Company with Share Capital of € 290,383,913.
Registered office: 12, place des Etats– Unis, 75783 Paris Cedex 16, France.
Company registration number: 582 041 943 R.C.S. Paris.

A. — CONSOLIDATED FINANCIAL STATEMENTS.

I. — CONSOLIDATED INCOME STATEMENT.

(€ millions)	31/12/2005	31/12/2004 (*)	Notes

Net sales (excl TD)	3,267.9	1,960.6
Cost of sales	(1,322.5)	(782.5)
Gross margin	1,945.4	1,178.1
A&P and distribution costs	(644.0)	(393.4)
Contribution after A&P expenses	1,301.4	784.7
Trading costs and overheads	(534.4)	(333.2)
Profit from operations	767.0	451.5
Other operating income and expenses	(7.1)	35.1	5.
Operating profit	759.9	486.6
Current financial income and expenses	(176.7)	(42.5)	4.
Non-current financial income and expenses	(65.8)		4.
Income tax expense	(57.6)	(116.1)	6.
Net profit from continuing operations	459.7	328.0
Share of net profit/(loss) of associates	0.9	(0.1)
Net profit before discontinued operations	460.6	327.9
Net profit from discontinued operations	41.8
Net profit	502.4	327.9
Profit attributable to minority interests	(14.2)	(4.4)
Group share of net profit	488.2	323.4

Diluted net current profit per share	5.34	4.23	7.
(*) Unaudited

II. — Consolidated balance sheet.

Assets (€ millions)	31/12/2005			30/06/2005
	Gross	Depreciation and provisions	Net	Published	Notes

Non-current assets
Intangible assets	8,323	(116)	8,207	1,993	9.
Goodwill	3,988	(242)	3,746	217	9.
Property, plant and equipment	2,458	(839)	1,619	853	10.
Biological assets	113	(3)	110	19
Non-current financial assets	656	(423)	233	79	11.
Deferred tax assets	789		789	354	6.
Total non-current assets	16,327	(1,623)	14,704	3,515

Current assets
Inventory (and work in progress)	3,339	(30)	3,309	2,179	12.
Trade receivables	3,005	(66)	2,938	855	13.
Other receivables	227	(15)	212	323
Cash and cash equivalents	1,046		1,046	135
Total current assets	7,616	(110)	7,506	3,493

Discontinued operations	5,194		5,194	0	3.

Total assets	29,137	(1,733)	27,404	7,007

Equity and liabilities (€ millions)	31/12/2005	30/06/2005
		Published	Notes

Shareholders’ equity
Share capital	291	219
Share premium account	2,521	38
Reserves and translation currency adjustments	2,430	1,789
Group share of net profit	488	484
Group shareholders’ equity	5,730	2,530

Minority interests	168	35
Profit attributable to minority interests	14	9

Total shareholders’ equity	5,898	2,565

Non-current provisions	1,644	367	14.
Deferred tax liabilities	3,242	551	6.
Convertible bonds	2,660	502	15.
Non-current derivative instruments	7	(2)	15.
Other non6current financial liabilities	4,081	509	15.
Non-current financial liabilities	6,748	1,009
Total non-current liabilities	11,634	1,927

Current liabilities
(Current) provisions	413	121	14.
Operating liabilities	3,273	934	18.
Other operating liabilities	310	177
Other current financial liabilities	3,073	1,270	15.
Tracker shares	2,777	0	15.
Current derivative instruments	25	13
Current financial liabilities	5,875	1,283
Total current liabilities	9,872	2,514

Total liabilities and shareholders’ equity	27,404	7 007

III. STATEMENT OF CHANGE IN EQUITY.

(€ millions)	Share capital	Premium	Consolidated reserves	Net profit	Translation adjustments	Consolidated entity shares	Group equity	Minority interests	Total equity
At 30/06/2005	218	38	2,217	484	(138)	(290)	2,530	35	2,565
Capital increase	72	2,483	306				2,861		2,861
Allocation of net profit to reserves			484	(484)			0		0
Purchase of treasury shares						7	7		7
Consolidated net profit for the year				488			488	14	502
Distribution of dividends by the consolidating entity			(91)				(91)	(3)	(94)
Change in translation adjustments					25		25	4	29
Translation adjustments on loans associated to investments					(76)		(76)		(76)
Increase in consolidation scope							0	118	118
Other movements			(14)				(14		(14)
At 31/12/2005	291	2,521	2,902	488	(188)	(283)	5,730	168	5,898

IV. —CONSOLIDATED CASH FLOW STATEMENT.

(€ millions)	6 months excl tracker shares (*)	6 months (**)
	31/12/2005	31/12/2004
Operating profit	759.9	486.6
Fixed assets depreciation	70.9	54.9
Changes in provisions	79.8	(15.0)
Goodwill impairment	(0.1)	8.8
Increase/(decrease) in operating derivatives	(7.6)	(4.2)
Fair value adjustments on biological assets and investments	0.1	1.4
Net (gain)/loss on disposal of assets	(247.7)	(56.8)
Stock options impact	9.9	5.5
Net cash provided by operating activities before changes in working capital	665.2	481.1
Decrease/(increase) in working capital (requirements)	(103.2)	(137.0)
Net cash from operating activities	562.0	344.0
Financial expenses (paid)/received	(132.8)	(29.7)
Income tax paid	(104.5)	(79.5)
Acquisitions of fixed assets	2.7	(43.4)
Changes in receivables and payables related to fixed assets	(15.7)	11.2
Free cash flow	311.7	202.6
Acquisitions and proceeds from sales of financial assets	285.3	59.5
Changes in consolidation scope	(7,542.5)	25.3
Dividends paid	(100.2)	(1.1)
Variations in capital and other shareholders’ equity accounts	504.6	0.1
Changes in treasury shares	7.7	(149.5)
Funds received in respect of investment grants	0.0	0.0
Decrease / (increase) in debt (before currency translation adjustments)	(6,533.3)	136.9
Currency translation adjustments	(95.9)	78.2
(Net) decrease (increase) in debt (after currency translation)	(6,629.2)	215.0
(Net) debt at beginning of year	(2,145.0)	(2,207.1)
(Net) debt at end of year	(8,774.3)	(1,992.0)
(*) net financial debt at 31 December 2005, was restated for the € 2,777 million tracker shares in the consolidated cash flow statement, as detailed in Note 15. (**) Unaudited

V . — NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Note 1. – Accounting principles and methods

1. Principles governing the preparation of interim financial statements and accounting principles and methods. — The consolidated financial statements of Pernod Ricard Group (hereafter “the Group”) for the financial year ending 30 June 2006 will be prepared in accordance with international accounting standards applicable at year-end.  These accounting standards were adopted by the European Union regulations 1606/2002 and 1725/2003.  They include IFRS (International Financial Reporting Standards), IAS (International Accounting Standards) and their interpretations.  Interim financial statements at 31 December 2005 were prepared in accordance with consolidation and measurement rules resulting from international accounting standards, as they will be applicable at year-end.  The notes to the interim consolidated financial statements do not include all disclosures required by IFRS standards.  This is an exception to the application of IAS 34 on interim financial statements.

The cash flow statement was prepared in compliance with CNC recommendation 99– 01.  The Group did not prepare a cash flow statement at 31 December 2005 in accordance with IAS 7.

In order to provide comparative data, the opening balance sheet at 1 July 2004 was prepared in accordance with the provisions of IFRS 1, First-time Adoption of IFRS.  In accordance with the AMF recommendation relating to financial communication during the transition period, a note of the effects of the transition to IFRS standards is included in Note 24.

2. First application options. — The Group retrospectively applied the specific rules provided by IFRS 1 to its opening balance sheet at 1 July 2004.  The Group selected the following options within this framework:

      — Business combinations: the group did not revise accounting methods applied to acquisitions carried out before 1 July 2004.

      — Translation differences: the Group selected the option provided by IFRS 1, which allows the cumulative translation differences for foreign subsidiaries to be set to zero.

      — Intangible assets and PPE: the Group used the option to measure certain intangible assets and PPE at fair value in the opening balance sheet.  This option was used for exceptional cases and for insignificant amounts.

      — Financial instruments: the Group has applied the revised IAS 32 and 39 from 1 July 2004.

      — Share-based payments: the Group has applied IFRS 2, Share-Based Payment, from 1 July 2004 to all instruments granted after 7 November 2002 and not yet exercisable at 1 July 2004.

3. Consolidation scope and methods. — The Group’s consolidated financial statements incorporate, using the full consolidation method, the financial statements of significant subsidiaries that are directly or indirectly controlled by Pernod Ricard, either through the ownership of more than 50% of a subsidiary’s share capital or through the exercise of de facto control.  Companies in which the Group exercises significant influence but does not control are accounted for using the equity method.

Investments in jointly-controlled entities are accounted for using the equity method, in accordance with the alternative to the proportional consolidation method provided by IAS 31, Interests in Joint Ventures.  A list of the consolidated companies is provided in Note 23.

4. Basis for measurement. — Financial statements were prepared according to the historical cost principle, except for certain categories of assets and liabilities, which were measured in accordance with IFRS.

5. Use of assumptions and estimates. — The preparation of consolidated financial statements in accordance with IFRS involves the use of estimates and assumptions, which have an impact on amounts recognised as assets and liabilities, such as depreciation and provisions, financial information relating to contingent assets and liabilities at the date consolidated financial statements are prepared and on the amounts recognised in revenue and expense accounts during the financial year.  Estimates may be revised if the circumstances on which they are based change or if new information arises.

The main estimates relate in particular to the measurement of brand value and goodwill, assumptions selected for the measurement of retirement commitments and the measurement of financial instruments at fair value, share-based payments and provisions.

6. Business combinations. — Business combinations are recognised according to the purchase method, as required by IFRS 3, Business Combinations.   Identified assets, liabilities and contingent liabilities of the acquired entity are recognised at fair value at the date of acquisition, following an assessment period of a maximum duration of 12 months from the date of acquisition.  The excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill and subject to impairment tests, at least annually and when there is an indication that it may be impaired.  In the event the Group’s share exceeds the acquisition cost, the difference is recognised in income at the acquisition date.

7. Intangible assets. — Intangible fixed assets are recorded at their acquisition cost.  Except for brands, they are amortised on a straight-line basis over their period of use and are written down when their recoverable amount is less than their net book value.

For brands purchased in a business combination, the fair value at the date of acquisition is determined on the basis of an actuarial measurement of estimated future profits, which are based on profit from operations after tax.

8. Property, plant and equipment (PPE). — PPE is stated at its acquisition cost and is analysed by component.  Depreciation is calculated on the straight-line basis or, if necessary, using the declining balance method applied to the estimated useful life of the assets.  The useful life is reviewed on a regular basis.  PPE are impaired when their recoverable amount is less than their net book value.  Average useful lives for the major types of PPE are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other PPE	3 to 5 years

In accordance with IAS 17, assets acquired through finance lease contracts are capitalised when the lease contract transfers substantially all the risks and rewards incident to ownership of the asset to the Group.  Property disposed of through financial lease contracts is treated in a similar manner.

9. Impairment of non-current assets. — In accordance with IAS 36, intangible fixed assets and PPE are subject to impairment tests in certain circumstances.  For non-current assets with an indefinite useful life (goodwill and brands), an impairment test is conducted at least annually and when there is an indication the value of an asset has been impaired.  Assets subjected to impairment tests are assigned to Cash-Generating Units, which are homogeneous groups of assets that generate identifiable cash inflows.  When the recoverable amount of a CGU is less than its net book value, an impairment loss is recognised in operating profit/loss.  The recoverable amount of the CGU is the higher of the fair value, after deducting disposal costs, and the value in use.  The value in use is measured using cash flow estimates, derived from management forecasting tools (for the first 3 years) over a 20 year period, and using an estimate for the following years based on long term trends of affected brands.  The calculation takes into account a residual value measured according to the growth and profitability profile of each brand.  The discount rate applicable takes into account the geographical distribution of cash flows.

10. Foreign currency translation. — The currency used in the preparation of consolidated financial statements is the euro.  The translation of the financial statements of entities whose functional currency is not the euro is carried out according to the following principles:

      — balance sheet items are translated at official year-end rates;

      — income statement items and cash flow are translated using the yearly average rate for each currency;

      — differences in currency translation resulting from the effect of fluctuations in exchange rates between 30 June 2005 and 31 December 2005 on opening shareholder’s equity and from the use of different exchange rates in translating the balance sheet and income statement have been included in consolidation reserves.

Foreign currency denominated transactions are translated using the prevailing exchange rate at the transaction date.  The exchange rate gains and losses resulting from the translation of the balances at the 31 December 2005 exchange rate are recorded as financial income.

11. Research and development costs. — Within the framework of Group activities, costs incurred are generally considered as research costs in accordance with the criteria provided by IAS 38, Intangible Assets, and are thus recognised as expenses in the income statement.

12. Assets held for disposal and discontinued operations. — In accordance with IFRS 5, Non-Current Assets Held for Disposal and Discontinued Operations, assets and liabilities held for disposal are not depreciated and are included separately in the balance sheet at an amount equal to the lower of the net book value and the fair value after deducting disposal costs.

13. Inventory. — Inventory is measured at the lower of cost (acquisition cost and processing cost) and net realisable value.  The net realisable value is the selling price less the estimated costs of completion and costs necessary to complete the sale.  The majority of inventory is valued using the weighted average cost method.  The cost of long-cycle inventory is measured using a standard method, which includes distilling and ageing costs but excludes finance costs.  This inventory is classified in current assets, although a large part remains in inventory for more than one year before being sold.

14. Biological assets. — IAS 41, Biological assets, addresses the accounting treatment of operations involving biological assets (e.g., vineyards) destined for sale or subsequent conversion (e.g., grapes).  IAS 41 was specifically adapted to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Group.

A similar accounting treatment applies to other biological assets (e.g., agave fields).  IAS 41 allows for biological assets and their production, or harvests, to be recognised at fair value on the balance sheet, after deducting estimated sales costs, from the date at which it is possible to obtain a reliable assessment of price, for example with reference to an active market.  Changes in fair value are recognised in the income statement.

15. Financial liabilities and derivative instruments. —IAS 32 and IAS 39, relating to financial instruments, were applied from 1 July 2004.

15.1. Derivative financial instruments. — In application of revised IAS 39, Financial Instruments: Recognition and Measurement, all derivative instruments must be reflected in the balance sheet at their fair value.  If the derivative instrument is designated as a fair value hedge, the variations in value of the derivative instrument and the hedged item are recorded in income in the same period.  If the derivative instrument is designated as a cash flow hedge, the variation in value of the effective portion of the derivative is recorded in shareholders’ equity.  The variation is reported in income when the hedged item is itself recorded in income.  The variation in value of the ineffective portion of the derivative is recorded directly in income.  If the derivative instrument is designated as a net foreign currency investment hedge, the variation in value of the effective portion of the derivative is recorded in shareholders’ equity and the variation of the ineffective portion is recorded in income.

15.2. Financial liabilities. — Certain borrowings and financial liabilities are recognised according to the amortised cost method on the basis of the effective interest rate.  This measurement includes all costs and commissions provided by the contract between the two parties.  According to this method, costs directly attributable to the acquisition of the financial liability are recorded in the income statement on the basis of the effective interest rate.

15.3. Hybrid instruments: OCEANE bonds — In accordance with revised IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains different components, some having the characteristics of debt and others those of equity, the issuer must classify these different components separately.  Thus, a single instrument can be classified as one part debt and one part equity.

This category of instruments includes financial instruments creating a liability for the issuer and granting the holder an option to convert this debt into an equity instrument of the issuer.  When the nominal amount of the hybrid instrument is allocated between its debt and equity components, the equity portion is defined as the difference between the nominal value of the issue and the debt component.  The debt component is calculated as the market value of a debt having similar characteristics but which does not have an equity component.

The Group elected to fully redeem OCEANE bonds early on 20 September 2005, in accordance with the option granted at the Annual General Meeting of 21 July 2005.

16. Non-current financial assets: According to revised IAS 39, marketable securities should be classified into three categories:

      — trading: held with the aim of a subsequent transaction (securities purchased and held principally with the aim of re-sale within the short term);

      — held to maturity (securities giving right to fixed and determinable payments at a fixed maturity date that the Group has the ability and express intention to hold until maturity);

      — securities available for sale (all securities not classified in the two preceding categories).  The majority of securities held by the Group are classified in the available for sale category.  They are initially measured at their acquisition cost then adjusted to their fair value at each year-end.  Unrealised gains and losses are recorded directly in equity.

In the event of a final impairment loss, the loss is recognised in the income statement for the period.  This impairment loss cannot be reversed in the income statement if the estimated value recovers in the future.

17. Treasury shares. — Treasury shares are recognised upon acquisition as a decrease in equity and variations in value are not recognised.  Once treasury shares are disposed, the total difference between the acquisition cost and the fair value at the date of disposal is recorded as a variation of equity.

18. Cash and cash equivalents. — Cash and cash equivalents recorded as assets in the balance sheet include all cash items immediately available or convertible into cash in less than three months.

19. Provisions.

19.1. Nature of provisions. — Provisions for liabilities and charges are established to provide for the probable outflow of resources arising from obligations, reliably estimated and resulting from current obligations generated by past events.  In case of a contingent liability resulting from past events, which is not likely to occur or that cannot be measured reliably, this contingent liability is indicated in Group commitments.  Provisions are measured reliably by taking into account the most likely assumptions or by using statistical methods according to the nature of obligations.  Provisions include notably:

      — provisions for retirement and similar benefits;

      — provisions for restructuring; and

      — provisions for litigation (tax, legal, corporate).

19.2. Provisions for retirement and similar long-term benefits.

Description and recognition of commitments:  In compliance with national laws, Group commitments comprise:

      — long-term post-employment benefits granted to employees (retirement benefits, pensions, medical expenses, etc.); and

      — long-term benefits granted during the period of employment.

Defined contribution plans.       — Contributions are recognised as an expense when they become due.  Since the Group has no other commitment beyond the payment of these contributions, no provision is established in respect of defined contribution plans.

Defined benefit plans.       — The projected unit credit method is used to measure the present value of its defined benefit obligations, the cost of services rendered during the financial year and if necessary, in the previous financial years.  The calculation is performed at each year-end and individual employee data is reviewed at least every three years.  The calculation involves the use of economic assumptions (inflation rate, discount rate, expected asset yield rate) and personnel assumptions (primarily average salary increase, employee turnover and life expectancy).  Hedging assets are measured at their market value at each year-end.  The provision recognised in the balance sheet corresponds to the present value of the defined contribution obligation, adjusted for non-recognised past services and actuarial differences, after deducting the fair value of hedging assets.  Actuarial differences mainly arise when estimates differ from actual results (e.g., on the expected value of assets compared to their actual value at year-end) or when long-term actuarial assumptions change (e.g., discounting rate, rate of salary increase, etc.).  In the case of long-term benefits during the period of employment (such as long-service bonuses), the full difference is provided at each year-end.  In other cases, actuarial differences are only provided from the time when, for a given plan, they represent more than 10% of the discounted commitment amount and the market value of hedging assets (the “corridor method”).  The provision is amortized on a straight-line basis over the average remaining number of years of service to be performed by employees of the given plan (actuarial difference amortisation).  The expense recognised in respect of the above commitments includes:

      — the charge corresponding to the acquisition of one additional year of rights;

      — the finance cost;

      — the income expected to be generated by hedging assets;

      — the income/(charge) corresponding to the amortisation of positive or negative actuarial differences;

      — the cost of past services;

      — the income/(charge) generated by changes in plans or the implementation of new plans; and

      — the income/(charge) generated by all plan reductions or liquidation.

20. Sales. —Revenue from ordinary activities is measured at the fair value of the consideration received or to be received, after deducting trade discounts, volume rebates and sales-related taxes.  Sales are recognised when significant risks and rewards of ownership have been transferred, generally at the date of transfer of property title.

20.1. Advertising, marketing and promotional costs. — Pursuant to IAS 18, Revenue, certain costs for services rendered, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at point of sale, result in a reduction to sales if there is no separate service, the fair value of which can be reliably measured.

20.2. Duties. — Pursuant to IAS 18, certain import duties in Asia were classified as a cost of sales, as these duties are not specifically re-billed to the customers (as is the case with Social Security stamps in France, for example).

20.3. Discounts. — Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but rather constitute a deduction from sales, excluding duties and taxes.

21. Income tax. — Deferred tax is recognised on all temporary differences between the tax and book value of consolidated balance sheet assets and liabilities and is measured using the liability method.  Deferred tax assets in respect of tax losses and long-term capital losses are only recorded when they are likely to be used in the short-term.  For the purpose of interim financial statements, income tax is measured by applying the estimated average annual taxation rate for the current financial year to the accounting profit of each entity.

22. Share-based payments. — The Group has applied IFRS 2, Share-Based Payment, from 1 July 2004 to all instruments granted after 7 November 2002 and not yet exercised at 1 July 2004.  In application of this standard, share purchase or subscription options granted to employees must be valued at fair value and recorded in the income statement during the vesting period. The fair value of options has been determined using a binomial valuation model, based  on management assumptions.

23. Diluted earnings per share. — The calculation of diluted earnings per share considers the potential impact of the fiscal year of all dilutive instruments (such as share subscription options and convertible bonds) on the theoretical number of shares.  When funds are generated at the issue date of dilutive instruments, the purchase method is used to determine the theoretical number of shares and the net profit is restated for the finance cost, net of tax.

Note 2. – Consolidation scope.

Major changes in the consolidation scope at 31 December 2005 were as follows:

1. Acquisitions. — Allied Domecq: 26 July 2005, Pernod Ricard fully acquired Allied Domecq Group for £ 7.6 billion (€ 11 billion), part of which was paid in cash (£ 6.2 billion) and part in Pernod Ricard shares (£ 1.4 billion).

2. Disposals. — In parallel with the acquisition of Allied Domecq, Pernod Ricard disposed of a number of assets.

Disposals to Fortune Brands. — The disposal of the following assets, for £ 2.9 billion (€ 4.3 billion) occurred between 27 July 2005 and 27 January 2006.  The major assets sold to Fortune Brands were:

      — Larios gin, initially owned by the Group,

      — Certain Allied Domecq spirit brands, in particular the Canadian Club, Courvoisier, Maker’s Mark, Sauza and Laphroaig spirit brands, California wines, including the Clos du Bois brand (excluding Mumm Cuvée Napa), as well as Allied Domecq distribution networks and major local brands in Spain (DYC, Centenario, Castellana, Fundador), in the United Kingdom (Harvey’s, Cockburn’s) and in Germany (Küemmerling, Jacobi).

Fortune Brands’ contributed to the Allied Domecq acquisition through the subscription by Fortune Brands of tracker shares in Goal Acquisitions Ltd for an amount of £ 2.7 billion.  These shares will give Fortune Brands a preferential right on distributions made by Goal Acquisitions Ltd with respect to profits generated by the management or the conveyance of assets belonging to Fortune Brands.  This investment decreased over time as relevant assets were transferred to Fortune Brands between 27 July 2005 and 27 January 2006.

An additional consideration to the benefit of the Group is being negotiated with Fortune Brands.

Disposals to Diageo. — On 25 August 2005, the Group sold to Diageo Plc the Old Bushmills Distillery Company Ltd for € 293 million.  Diageo did not exercise its option to purchase Montana wines in New Zealand.

Disposal of the Britvic Plc. investment — On 14 December 2005, Pernod Ricard fully disposed of its investment in Britvic Plc.  The Group received a consideration of £ 113.2 million (€ 167.9 million) upon the IPO of this company.  Prior to the disposal, the Group had received an extraordinary dividend of £ 23.4 million (€ 34.5 million) at the end of November 2005.

Disposal of Dunkin’ Brands. — On 12 December 2005, Pernod Ricard announced the disposal of Dunkin’ Brands to a syndicate of financial investors comprising Bain Capital, The Carlyle Group and Thomas H. Lee Partners.  The agreement was finalised on 1 March 2006 for an amount of US$2,424 million (€ 2,028 million).

Disposals to Campari. — On 22 December 2005, the Group signed an agreement for the disposal of the brand, inventory and assets attached to the Glen Grant whisky for € 115 million, as well as the brands and inventory of Old Smuggler and Braemar for € 15 million.  These transactions should be finalised during the first quarter of 2006.

3. Impact of major acquisitions and disposals. — The impact of acquisitions and disposals on sales and contribution after advertising and promotion expenses at 31 December 2005 was as follows:

(€ millions)	31/12/2004	31/12/2005
	6 months	Constant consolidation scope basis	Change in consolidation scope	6 months
Net sales (excl TD)	1,960.6	2,108.1	1,159.8	3,267.9
Contribution after A&P expenses	784.7	844.1	457.3	1,301.4

The table below presents sales and contribution after advertising and promotion expenses for the second half of 2005 as if the acquisition date of acquired entities was 1 July 2005:

(€ millions)	31/12/2005	31/12/2005
		6 month impact of acquisitions
Net sales (excl TD)	3,267.9	3,461.7
Contribution after A&P expenses	1,301.4	1,382.1

The impact of acquisitions and disposals on major consolidated balance sheet items at 31 December 2005 is detailed below:

(€ millions)		31/12/2005
	30/06/2005	Constant consolidation scope basis	Change in consolidation scope	31/12/2005
Intangible fixed assets	2,209.9	2,156.5	9,796.4	11,953.0
Inventory	2,179.5	2,150.9	1,158.2	3,309.2
Assets held for disposal			5,194.3	5,194.3
Total assets	7,007.4	7,023.8	20,380.5	27,404.3

The impact of changes in the consolidation scope on consolidated net indebtedness at 31 December 2005 is detailed below:

(€ millions)	Net indebtedness
Cash consideration	8,656
Net debt of companies included in the consolidation	2,838
Cash consideration received from the disposal of Allied Domecq operations	(3,944)
Disposal of Britvic	(202)
Revaluation of Allied Domecq bonds	165
Other changes in the consolidation scope	31
Impact of changes in the consolidation scope on Group net indebtedness	7,543

Note 3. – Assets and liabilities held for disposal.

Within the framework of the Allied Domecq acquisition, the following assets were held for disposal at 31 December 2005:

      — Assets held for disposal to Fortune Brands;

      — Net assets held in Dunkin’ Brands.

These assets are no longer depreciated and are presented separately under assets held for disposal.  Profit/loss from these operations is presented separately in the income statement.  Assets held for disposal to Fortune Brands and included in the balance sheet at 31 December 2005 were transferred between 1 January 2006 and 27 January 2007.  Fortune Brands’ investment in the Goal Acquisitions Ltd vehicle (tracker shares) was concurrently reduced as assets were transferred.  The disposal of Dunkin’ Brands was finalised on 1 March 2006.

Note 4. – Finance cost.

(€ millions)	6 months 31/12/2005	6 months 31/12/2004
Net financial expenses	(163.6)	(35.8)
Other current financial income and losses	(13.1)	(6.7)
Current finance cost	(176.7)	(42.5)
Other non-current finance cost	(65.8)	0.0

The average cost of borrowing was 4.5 % over the 1 July 2005 – 31 December 2005 period.

Note 5. – Other operating revenues and charges.

Other operating revenues and charges are detailed below:

(€ millions)	6 months 31/12/2005	6 months 31/12/2004
Restructuring charges	(173.9)	(3.8)
Capital gains/(losses) on the disposal of assets	245.2	29.3
Capital gain on the disposal of The Old Bushmills	188.6
Capital gain on the disposal of Seagram’s vodka brand	57.5
Capital loss on the disposal of the Larios brand	(10.7)
Other capital gains/(losses) on the disposal of assets	9.8
Other non-current revenues and charges	(78.4)	9.6
Stolichnaya contract right writedowns	(25.0)
Measurement at fair value of acquired finished goods inventory	(23.6)
Other non-current revenues and charges	(29.8)
Other operating revenues and charges	(7.1)	35.1

At 31 December 2005, restructuring charges primarily comprised geographical reorganisations carried out following the Allied Domecq acquisition.

The Group acquired exclusive distribution rights for the Stolichnaya vodka brand for 5 years, as well as pre-emption rights on the renewal of distribution rights and on the acquisition of the brand.  In this respect, the Group paid US$155 million (€ 131 million), including US$85 million for the exclusive and pre-emption rights and US$40 million for distribution rights.  Part of this amount may not be allocated to the potential future purchase of the brand and was thus written down at 31 December 2005 for an amount of US$30 million (€ 25 million).

Within the framework of the Allied Domecq acquisition, acquired finished goods inventory was restated at fair value.  The impact of this acquisition on finished goods inventory constitutes a non-recurring and specific item.  It was fully recognised as an operating charge at 31 December 2005 as this inventory had been disposed at that date.

Note 6. – Income tax.

Pernod Ricard Group benefits from tax consolidation for French companies that are more than 95% owned.

Analysis of income tax between income tax payable and deferred income tax:

(€ millions)	31/12/2005 6 months	30/06/2005 12 months	31/12/2004 6 months
Income tax payable	(142.6)	(184.0)	(100.1)
Deferred income tax	84.9	20.9	(16.0)
Total	(57.6)	(163.1)	(116.1)

Analysis of net deferred tax:

(€ millions)	31/12/2005	30/06/2005
Deferred tax assets	788.8	354.3
Deferred tax liabilities	3,242.2	551.1
Net deferred tax assets included in the balance sheet	(2,453.4)	(196.8)

Analysis of deferred tax by nature:

(€ millions)	31/12/2005	30/06/2005
Unrealised inventory holding gains	73.6	42.9
Non-current assets revaluations	95.2	92.5
Retirement provisions	355.8	37.8
Deferred tax asset on other provisions	264.3	181.1
Total deferred tax assets	788.8	354.3

Special depreciation charge	71.8	56.4
Non-current asset writedowns	2,886.8	438.5
Deferred charges	18.7	16.5
Others	265	39.7
Total deferred tax liabilities	3,242.2	551.1

6 month tax proof at 31 December 2005 – profit from operations:

At 31 December 2005 – 6 months (€ millions)

Profit from operations	767.0
Current financial income and expenses	(176.7)
Tax base	590.3
Theoretical income tax expense at French tax rate (34.43%)	(203.2)
Impact of differences in tax rates	32.7
Impact of tax losses used	4.1
Impact of reduced tax rate	(5.7)
Other impacts	24.5
Actual income tax liability	(147.7)
Effective tax rate	25.0%

6 month tax proof at 31 December 2005 – net profit before tax from continuing operations

At 31 December 2005 – 6 months
(€ millions)
Operating profit	759.9
Current financial income and expenses	(176.7)
Non-current financial income and expenses	(65.8)
Tax base	517.4
Theoretical income tax expense at French tax rate (34.43%)	(178.1)
Impact of differences in tax rates	53.6
Impact of tax losses used	6.9
Impact of reduced tax rate	7.4
Other impacts	52.6
Actual income tax liability	(57.6)
Effective tax rate	11.1%

Note 7. – Earnings per share.

(€ millions)	31/12/2005 6 months IFRS	31/12/2004 6 months IFRS (*)
Numerator
Profit from operations	767	452
Net profit from operations before minority interests	442	303
Minority interests and profit/(loss) from operations held for disposal	29	(4)
Group net profit from operations	471	298

Group net profit	488	323

Denominator

Diluted number of outstanding shares	88,310,758	70,543,795

Diluted net current profit per share	5.34	4.23
(*) Unaudited, preliminary, pro forma IFRS

Note 8. – Analysis of operating profit by geographical region

Interim sales and operating profit are affected by a seasonal factor resulting from a high level of activity at the end of the year and are not necessarily representative of performances expected of a 12 month financial year.  Thus, 59% of sales and 65% of operating profit of the half-year period were generated during the last quarter of 2005.

France:

(€ millions)	31/12/2005 6 months	31/12/2004 6 months	Organic growth

Net sales (excl TD)	357	294	(4)	(1.2%)
Gross margin	257	212	(5)	(2.2%)
Contribution after A&P	160	139	(5)	(3.5%)
Profit from operations	70	61

Europe:

(€ millions)	31/12/2005 6 months	31/12/2004 6 months	Organic growth
Net sales (excl TD)	1,136	756	1	0.2%
Gross margin	684	464	9	2.1%
Contribution after A&P	487	320	14	4.5%
Profit from operations	291	184

The Americas:

(€ millions)	31/12/2005 6 months	31/12/2004 6 months	Organic growth
Net sales (excl TD)	895	412	22	5.5%
Gross margin	561	255	14	5.6%
Contribution after A&P	388	173	7	4.5%
Profit from operations	248	106

Asia and Rest of the World:

(€ millions)	31/12/2005 6 months	31/12/2004 6 months	Organic growth
Net sales (excl TD)	881	500	65	13.1%
Gross margin	444	248	55	22.2%
Contribution after A&P	266	153	22	14.6%
Profit from operations	159	101

Total:

(€ millions)	31/12/2005 6 months	31/12/2004 6 months	Organic growth
Net sales (excl TD)	3,268	1,961	85	4.5%
Gross margin	1,945	1,178	73	6.4%
Contribution after A&P	1,301	785	38	5.0%
Profit from operations	767	452	,	,

Note 9. – Intangible fixed assets and goodwill.

(€ millions)		Changes during the year
	30/06/2005	Acquisitions / Charges	Disposals	Translation adjustments	Other movements	31/12/2005
Goodwill	459.0	0.6	0.0	0.9	3,527.1	3,987.7
Brands	1,995.5	0.0	(143.0)	12.2	6,229.5	8,094.2
Other intangible assets	87.6	109.6	(9.8)	3.8	37.3	228.5
Gross amounts	2,542.2	110.2	(152.8)	16.9	9,793.9	12,310.4
						,
Goodwill	(242.5)	0.0	0.0	(3.0)	3.6	(241.9)
Brands	(55.5)	0.0	0.0	(0.0)	(0.2)	(55.6)
Other intangible assets	(34.2)	(25.0)	5.9	(0.5)	(6.1)	(59.8)
Amortisation	(332.2)	(25.0)	5.9	(3.4)	(2.7)	(357.4)
Net intangible assets	2,209.9	85.2	(146.8)	13.4	9,791.3	11,953.0

Acquisitions of the second half of 2005 related to the takeover of Allied Domecq in July 2005.  Individual goodwill amounts and brand values are reviewed at least annually, in order to detect potential impairment losses.  Impairment tests are based on future cash inflows, discounted at a rate that reflects the geographical distribution of profits.

Goodwill. — On 26 July 2005, Pernod Ricard made the acquisition of Allied Domecq, whose entities are fully consolidated from that date.  Goodwill relating to this acquisition amounted to € 3,531 million at 31 December 2005 and was provisionally measured as described below.  The fair value of acquired assets and liabilities, which were subject to provisional estimates on the basis of information available at the year-half closing date, may be adjusted until 26 July 2006 if additional information or measurements require so.

(€ millions)	At 26/07/2005
Acquisition cost (1)	11,102
Shareholders’ equity at 26.07.2005 (1)	1,228
Brands	6,229
Deferred tax on brands	(1,897)
Elimination of historical intangible assets (2)	(1,661)
Asset disposals	4,452
Restatement of other assets and liabilities acquired	(780)
Restated shareholders’ equity at 26.07.2005	7,571
Goodwill	3,531
(1) Exchange rate at the acquisition date: 1 GBP = € 1.4503 (2) Primarily comprises historical acquisition goodwill recognised in Allied Domecq financial statements

Brands were valued by an external expert in accordance with generally approved practice.  Certain acquired brands qualified for future tax benefits in relation to brand amortisation for tax purposes.  These benefits, of which a potential future purchaser may avail of, are included in brand fair value.  In addition, a deferred tax liability is recognised in respect of the difference between the book and fiscal value of brands.  The asset disposal definition reflects the net impact of disposals operated simultaneously to the acquisition of Allied Domecq and includes contributions of € 6.5 billion, including € 4 billion from Fortune Brands and € 2 billion for the purchase of Dunkin’ Brands, for net assets of € 2.1 billion.  Within the framework of the Allied Domecq acquisition, acquired finished goods inventory and ageing products were restated at fair value at 26 July 2005.  The impact of the acquisition on finished good inventory was fully recognised under operating charges at 31 December 2005  as they had all been disposed at that date.  The fair value restatement of ageing product inventory was integrated in the cost of inventory and will be allocated to cost of sales as this inventory is sold, which may take several financial years in some cases.  Concurrently to the acquisition of Allied Domecq, the Group identified certain entities or activities, as well as assets and liabilities, held for disposal.  These entities, activities, assets and liabilities have been isolated for presentation as held for disposal.

Brands. — Brands primarily comprise Allied Domecq brands (78% - in particular Ballantine’s, Malibu, Beefeater, Kalhua, Mumm and Perrier– Jouët) and Seagram brands (15% - in particular Chivas Regal, Martell, Seagram’s gin and The Glenlivet) recognised within the framework of these two acquisitions.  The Bushmills and Larios brands were disposed during the second half of 2005.

Other intangible fixed assets. — On 9 September 2005, Pernod Ricard and SPI Group signed an agreement by which the Group acquired exclusive distribution rights for the Stolichnaya vodka brand and a number of other brands for the markets on which SPI owns the rights for these brands, notably the US.  The rights were acquired for 5 years, until 31 December 2010. In addition, the Group was granted a pre-emption right on the distribution contract renewal and on the acquisition of the Stolichnaya brand, in the event SPI Group would wish to dispose of it.  Rights held by Pernod Ricard in the Stolichnaya brand and other brands owned by SPI Group were valued at US$125 million (€ 106 million), of which US$40 million is to be amortised over 5 years.  The Group is not dependent on any specific patent or licence.

Note 10. – Property, plant and equipment.

(€ millions)	Changes for the year
	30/06/2005	Acquisitions	Depreciation	Disposals	Translation adjustments	Other movements	31/12/2005

Land	55.7	0.9		(2.3)	1.8	207.1	263.1
Buildings	495.3	3.5		(9.1)	5.8	199.9	695.4
Machinery and equipment	846.9	14.8		(32.7)	8.8	273.6	1,111.4
Other	260.2	9.8		(38.4)	2.3	32.3	266.1
Assets under construction	56.6	53.7		(0.3)	1.0	9.5	120.4
Payments in advance on PPE	1.2	1.5		(0.3)	0.0	(0.8)	1.7
Gross amounts	1,716.0	84.2		(83.2)	19.6	721.5	2,458.1

Land	(7.2)		(0.8)	0.5	(0.3)	0.0	(7.8)
Buildings	(227.9)		(12.9)	5.2	(3.6)	(0.5)	(239.7)
Machinery and equipment	(488.5)		(42.2)	28.4	(5.2)	4.7	(502.7)
Other PPE	(138.2)		(9.5)	36.7	(1.8)	25.3	(87.5)
Assets under construction	(1.6)		0.0	0.0	(0.0)	0.3	(1.3)
Depreciation/provisions	(863.3)		(65.4)	70.8	(11.0)	29.9	(838.9)
Net PPE	852.7	84.2	(65.4)	(12.4)	8.7	751.4	1,619.2

Note 11. – Non-current financial assets.

(€ millions)	Changes for the year
	30/06/2005	Acquisitions	Depreciation	Disposals	Translation adjustments	Other movements
Equity-accounted investments	4.8	0.0	0.0	(0.2)	1.7	6.3
Financial assets held for disposal	430.7	0.0	0.0	(6.5)	23.9	448.1
Investment-related receivables	26.6	0.0	(4.3)	0.1	135.1	157.4
Other financial non-current assets	19.4	3.0	(0.3)	0.5	(4.6)	18.0
Loans	19.4	1.5	(1.8)	0.4	7.0	26.6
Gross amounts	500.8	4.5	(6.4)	(5.7)	163.1	656.4

Provisions for financial assets held for disposal	(385.2)	0.0	0.1	(0.0)	0.5	(384.6)
Provisions for investment-related receivables	(21.8)	0.0	0.0	(0.0)	(0.2)	(21.9)
Provisions for other financial non-current assets	(0.1)	0.0	0.0	(0.0)	0.0	(0.1)
Provisions for loans	(14.8)	0.0	0.0	(0.2)	(1.4)	(16.4)
Provisions	(421.8)	0.0	0.1	(0.2)	(1.1)	(423.0)
Net financial non-current assets	79.0	4.5	(6.2)	(5.9)	162.0	233.4

Financial assets held for disposal include:

(€ millions)	% held	Net book value 31/12/2005	Net book value 30/06/2005
Portugal Venture Limited	30%	9.2	9.2
Financial assets under liquidation or disposal		10.5	8.0
Other financial assets available for sale		43.7	28.3
Financial assets available for sale		63.4	45.4

Note 12. – Inventory and work in progress.

The breakdown of inventory and work in progress in net value at the closing date is set out below:

(€ millions)	31/12/2005	30/06/2005
Net amounts
Raw materials	111.3	71.6
Work in progress	2,412.6	1,783.8
Merchandise	610.9	187.7
Finished goods	174.4	136.4

Total	3,309.2	2,179.5

At 31 December 2005, 76% of the work in progress related to ageing stocks for whisky and cognac production.  Pernod Ricard is not significantly dependent on its suppliers.

Note 13. – Receivables.

(€ millions)	31/12/2005	30/06/2005
Net amounts
Trade and related receivables	2,218.6	752.8
Tax and social security receivables	143.2	28.5
Other receivables	576.7	74.2

Total	2,938.5	855.5

Note 14. – Provisions.

1. Detail regarding balance at closing. — The breakdown of provisions for liabilities at the closing date is shown below:

(€ millions)	31/12/2005	30/06/2005
Non-current provisions
Provision for retirement and similar benefits	1,165.3	180.8
Provisions for other non-current liabilities	479.0	186.2
Current provisions
Provision for restructuring	82.2	15.6
Provisions for other current liabilities	331.1	105.4
Total	2,057.6	488.0

2. Movements in provisions for liabilities:

(€ millions)	Changes for the year
	30/06/2005	Charges	Utilisations	Unused reversals	Translation adjustments	Other movements (*)	31/12/2005

Provisions for restructuring	15.6	68.5	(5.2)	(0.2)	(0.2)	3.7	82.2
Other provisions	291.6	41.5	(20.6)	(3.8)	11.4	489.9	810.1
Provisions	307.2	110.1	(25.8)	(4.0)	11.1	493.6	892.3

Other movements primarily include changes in the consolidation scope for the period. 3. Provisions for retirement. — Retirement provision movements during the period:
(€ millions)	Balance sheet retirement provision
30 June 2005	180.8
Charge for the period	33.0
Changes in consolidation scope	974.0
Other movements	(22.5)
31 December 2005	1,165.3

(€ millions)	31/12/2005	31/12/2004

Charge for the period	33.0	12.6

Principal types of commitments and other information by country:

      — In France, retirement benefit commitments essentially comprise unfunded retirement benefits and complementary benefits, which are partially funded.

      — In the United States, these commitments comprise funded retirement plans guaranteed to employees as well as unfunded post-employment medical plans.

      — In Ireland, England and the Netherlands, commitments essentially comprise pension plans granted to employees.  These plans are financed.

Note 15. – Financial debt

The concept of net financial debt, as used by the Group, amounted to € 8,774 million and includes the following items:

(€ millions)	31/12/2005	30/06/2005

Bonds	2,660.0	502.1
Financial debt, excluding tracker shares	7,153.5	1,779.9
Derivative instruments	7.2	(1.8)
Cash and cash flow equivalents	(1,046.4)	(135.2)
Net financial debt	8,774.3	2,145.0

1. Breakdown of gross financial debt by payment date:

(€ millions)	31/12/2005	30/06/2005
Short-term (< 1 year)	973.1	719.0
Portion of long-term debts due within 1 year	2,099.7	551.0
Total current debt (< 1 year)	3,072.8	1,270.0

Portion of long-term debts due between 1 to 5 years	4,405.3	1,009.8
Portion of long-term debts due in more than 5 years	2,342.6
Total non-current debts (> 1 year)	6,747.9	1,009.8
Gross financial debt	9,820.7	2,279.8

Short-term financial debt accounts for 31% of total gross financial debt.

2. Breakdown of net financial debt by currency and nature. — Breakdown of net financial debt by nature, currency after exchange rate hedging at 31 December 2005:

(€ millions)	Total	Syndicated loan	Commercial paper	Bonds	Exchange rate swaps and others
EUR	4,048	3,285	560	1,500	(1,298)
USD	4,122	2,725			1,397
JPY	207	58			150
GBP	(224)			1,088	(1,312)
Other currencies	621			72	549
Total	8,774	6,068	560	2,660	(514)

Breakdown of net financial debt by currency and maturity after exchange rate hedging at 31 December 2005

(€ millions)	Total	Within 1 year	1 to 5 years	Over 5 years	Cash and equivalents
EUR	4,048	(504)	2,624	2,343	(415)
USD	4,122	2,515	1,724		(117)
JPY	207	150	58
GBP	(224)	40			(264)
Other currencies	621	871			(250)
Total	8,774	3,072	4,405	2,343	(1,046)

Breakdown of types of interest rate cover by currency:

(€ millions)	Net financial debt	Fixed rate - hedged	Floating rate capped hedged	Floating rate – no hedge	% hedged
EUR	4,048	1,745	600	1,702	58%
USD	4,122	1,615	822	1,685	59%
JPY	207	58		150	28%
GBP	(224)			(224)	0%
Other currencies	621	72		549
Total	8,774	3,490	1,422	3,862	56%

Of the total € 3,490 million of hedged fixed rate debt, € 1,617 million originated from debt raised at a fixed rate, the balance consisting of the implementation of rate hedges detailed in Note 16.  On the basis of the debt at 31 December 2005, a 0.10% variation in interest rates would affect the Group’s interest expenses by € 5 million.

Tracker shares. — Fortune Brands subscribed £ 2.7 billion (€ 3.9 billion) pre-emptive right shares (“tracker shares”) in Goal Acquisitions Ltd.  These shares are considered as debt items, due to Pernod Ricard’s obligation to transfer a number of assets to Fortune Brands.  This investment was reduced as assets were transferred to Fortune Brands between 27 July 2005 and 27 January 2006.  At 31 December 2005, tracker shares recognised in the balance sheet corresponded to assets that had not yet been transferred to Fortune Brands.

Syndicate loan. — On 2 and 18 August 2005, Pernod Ricard used part of the facilities granted by a multi-currency syndicate loan contract signed on 21 April 2005 for an available amount of € 6,340 million (including a € 1,750 million multi-currency portion) and US$ 3,890 million.  At 31 December 2005, € 3,285 million, US$ 3,215 million and JPY 8,000 million had been drawn down,  a total amount of € 6.068 million.  Revolving or fixed-term credit facilities, denominated in euro, US dollars or multi-currency were granted at a rate equal to applicable LIBOR (or EURIBOR for euro-denominated loans), increased by a predetermined margin and compulsory charges.  These facilities have maturity dates varying from 1 to 7 years.  The loan enabled the Group to redeem the revolving loan facility contracted in August 2004, finance the cash portion of the Allied Domecq acquisition and refinance a number of Group and Allied Domecq debts.

Early redemption of OCEANE bonds. — Pernod Ricard elected to fully redeem on 20 September 2005 all outstanding OCEANE bonds, in accordance with the early redemption option granted by the General Meeting of 21 July 2005.  Net additional remuneration amounted to € 34 million in respect of the remaining balance, premium and accrued interests due at the date of conversion in respect of OCEANE bonds submitted for conversion before 9 September.  OCEANE bonds that were not presented for conversion were redeemed at a price of € 114.52, increased by interest accrued for the period 1 January 2005 and 19 September 2005, or € 1.92, representing a total of € 0.5 million.  The currency risk hedging position is detailed in Note 17.

Other information on financial debt.

Titres Subordonnés à Durée Indéterminée (perpetual subordinated notes or TSDI). — On 20 March 1992, the Company issued bonds outside France in the form of Titres Subordonnés à Durée Indéterminée (perpetual subordinated notes or “TSDI”) for a total nominal amount of € 61 million.  € 8.6 million remained outstanding at 31 December 2005.

Financial risk exposure. — The Group operates a non-speculative hedging policy, using derivative financial instruments to manage its exposure to market risks.  These instruments are designed to hedge risks related to Group binding obligations or highly likely future transactions.

Currency risk exposure. — Asset risks: the financing of assets with foreign currency-denominated funds acquired by the Group in the same currency provides natural hedging.  The principle was notably implemented for the acquisition of Seagram and Allied Domecq assets.

Operating risks. — Due to its international exposure, the Group faces exchange risks related to transactions performed by subsidiaries in a different currency than their functional currency.  This risk is hedged by the establishment of forward sales or purchase options, in order to hedge operating receivables and liabilities.

These hedging operations are subject to prior approval of the Treasury and Financing Department, within the framework of the programme approved by General Management.

Interest risk management. — The Group complied with the hedging obligation required by banks at the establishment of the syndicate loan for the acquisition of Seagram and Allied Domecq assets.  Within the framework of the Seagram acquisition, the obligation covered two thirds of the debt over 4 years.  In accordance with the Allied Domecq acquisition contract, required hedging covers 50% of gross debt, except for tranche B (initially € 157 million and US$1,185 million), for a two year period.  The Group also used swaps, as well as interest rate options.

Note 16. – Market value of financial instruments.

(€ millions)	Book value at 31/12/2005	Book value at 31/12/2005
Assets
Listed securities recorded as assets held for disposal	1	1
Cash and cash equivalents	1,000	1,000
Marketable securities	46	46

Liabilities
TSDI	9	9
Allied Domecq bonds	2,660	2,675
Derivatives	33	33
Other fixed-rate financial debts	75	79
Other financial debt, excluding tracker shares	7,070	7,074

Note 17. – Interest rate and foreign exchange derivatives.

1. Breakdown of derivatives by instrument:

	Hedge notional value				Market value
(€ millions)	Within 1 year	1 to 5 years	Over 5 years	Total	(€ millions)
Floating rate swaps		46		46	3.91
Fixed-rate swaps	142	2,019		2,161	6.46
Purchase caps	153	1,748		1,900	(5.95)
Collar	76			76	0.08
Index caps	153			153
Lender fixed-rate cross currency swap €/£ (leg £)			1,036	1,036	(9.32)
Borrower floating rate cross currency swap €/£ (leg €)			(1,031)	(1,031)
				Total	(4.82)

The notional value of these contracts represents the nominal value of the contracts.  Notional values denominated in foreign currencies are stated in euro at year-end rates.  Estimated market values are either based on valuations provided by banking counterparties, or by using information available on the financial markets and valuation methods according to the types of financial instruments.

2. Exchange rate hedges on foreign currency denominated financial debt. — The Group uses exchange rate swaps within the framework of its centralised treasury.  These financial instruments have an average duration of one and a half months and do not represent any material market value.

3. Exchange rate hedges on foreign currency denominated transactions. — The Group primarily uses hedge contracts to cover exchange risks arising from transactions stated on its balance sheet.  Term hedges covering future transactions amount to € 150 million and are valued at € 2.5 million.

Note 18. – Operating liabilities.

Operating liabilities are detailed below:

(€ millions)	31/12/2005	30/06/2005
Trade and other accounts payable	1,053.8	465.2
Tax and social security liabilities	959.4	264.7
Other operating liabilities	1,008.1	141.8
Other creditors	251.6	62.8
Total	3,272.9	934.4

Note 19. – Notes on cash flow statement.

1. Changes in working capital requirements (WCR). — Net changes in WCR after provisions for working capital:

(€ millions)	6 months 31/12/2005	6 months 31/12/2004
Net inventory	72,6	78,9
Net operating receivables	(537,8)	(302,9)
Operating liabilities	86,6	36,0
Other	275,4	51,0
Changes in WCR	(103,2)	(137,0)

2. Net disposals of investments. — Net disposals of investments primarily comprise the disposal of The Old Bushmills.

Note 20. – Equity.

1. Share capital. — Group share capital changed as follows between 30 June 2005 and 31 December 2005:

	Number of shares	Value (€ millions)
Share capital at 30 June 2005	70,484,081	219
Capital increase of 26 July 2005	17,483,811	54
Capital increase of 31 August 2005	3,395,754	11
Capital increase of 9 September 2005	2,308,584	7
Exercise of share subscription options – stock option plan of 18 December 2001	83,807	0
Share capital at 31 December 2005	93,756,037	291

2. Treasury shares. — At 31 December 2005, Pernod Ricard SA and its subsidiaries held 3,125,507 Pernod Ricard shares, which can be analysed as follows:

      — 2,469,114 shares, amounting to € 197 million, dedicated to stock option plans;

      — 656,393 shares with a total value of € 65 million.

Treasury shares are deducted from shareholders’ equity under “treasury shares”.

3. Share-based payments. — Option plans granted are measured at fair value at the date of allocation, in accordance with the binomial method, and give rise to the recognition of an expense during the employee’s vesting period.  The Board of Directors meeting of 25 July 2005 approved the subscription plan n°17, providing for the allocation of 380,355 options, which may be exercised from 12 August 2009.  The Group recorded a € 9.9 million charge for stock option plans at 31 December 2005.

4. Dividends paid and proposed. — Following the Board of Directors’ meeting of 21 September 2005, the Group paid on 17 November 2005 the final dividend of € 1.08 per share for the financial year ended 30 June 2005

.

Note 21. – Off-balance-sheet financial commitments.

(€ millions)	Total	Within 1 year	1 to 5 years	Over 5 years
Pledges and guarantees given	2,083.8	578	1,505.8

Irrevocable procurement contracts	838.4	108.2	444.3	285.9
Operating lease contracts	276.2	33.1	105.3	137.9
Other contractual commitments	12.5	6.5	6.0
Contractual commitments	1,127.1	147.8	555.6	423.7

1. Detail of major commitments. — Pledges and guarantees given:

      — In July 2004, the Pernod Ricard Group guaranteed its subsidiaries EVC, Chivas Brothers (Holdings) Limited and Austin Nichols, for a syndicated loan set up to refinance the acquisition of a portion of Seagram’s Wine and Spirits business. The amount currently guaranteed is € 935 million.

      — In 2000, the Group guaranteed its subsidiary IDG for bank loans with an outstanding balance of € 29 million.

      — In 1998, the Group guaranteed loans taken out by its subsidiary PR Finance SA, of which € 46 million is outstanding.

      — The Group, in the context of Section 17 of the “Companies (amendment) Act, 1986 (Republic of Ireland)”, irrevocably guaranteed the 2004 and 2005 liabilities for the following subsidiaries: Comrie plc, Irish Distillers Group Ltd, Irish Distillers Ltd, The West Coast Cooler Co Ltd, Watercouse Distillery Ltd, Fitzgerald & Co. Ltd, Ermine Ltd, Gallwey Liqueurs Ltd, Smithfield Holdings Ltd, Irish Distillers Holdings Ltd.

Contractual commitments. — In the context of their wine or champagne production activity, the Group’s Australian subsidiary, Orlando Wyndham, and French subsidiary, Mumm Perrier-Jouet, respectively entered into € 531 million and € 203 million in grape procurement contractual commitments.

Note 22. – Post-balance sheet events.

1. Disposal of assets to Fortune Brands. — Between 1 January and 27 January 2006, assets remaining to be sold to Fortune Brands at 31 December 2005 were transferred.

2. Finalisation of Dunkin’ Brands disposal. — The Dunkin’ Brands disposal agreement, signed with a financial investors’ pool comprising Bain Capital, The Carlyle Group and Thomas H. Lee Partners, was finalised on 1 March 2006 for a total amount of US$ 2,424 million (€ 2,028 million).

Note 23. – List of principal consolidated companies.

Company	Country	Finance company	Wine & spirits	Other activities	% owned 31/12/05	% owned 30/06/05	Consolidation method
Pernod Ricard	France	X			Parent company	Parent company
Pernod Ricard Finance	France	X			100	100	F.C.
Santa Lina SA	France	X			100	100	F.C.
JFA SA	France			X	100	100	F.C.
Ricard SA	France		X		100	100	F.C.
Galibert & Varon SA	France		X	X	99.98	99.98	F.C.
Pernod SA	France		X		100	100	F.C.
Cusenier SA	France		X		100	100	F.C.
Société des Produits d’Armagnac SA	France		X		100	100	F.C.
Pernod Ricard Europe SA	France		X		100	100	F.C.
Pernod Ricard Spain SA (ex Larios Pernod Ricard SA)	Spain		X		100	100	F.C.
Pernod Ricard Swiss SA	Switzerland		X		99.65	99.65	F.C.
Distillerie F. LLI Ramazzotti SPA	Italy		X		100	100	F.C.
Pernod Ricard Portugal SA	Portugal		X		94.62	94.62	F.C.
Pernod Ricard Deutschland GMBH	Germany		X		100	100	F.C.
Pernod Ricard Austria GMBH	Austria		X		100	100	F.C.
Pernod Ricard Nederland BV	Netherlands		X		100	100	F.C.
EPOM Industrial and Commercial SA of Foods and Drinks	Greece		X	X	99.96	99.96	F.C.
Pernod Ricard Minsk LLC	Belarus		X		99	99	F.C.
Pernod Ricard Ukraine SC with FI	Ukraine		X		100	100	F.C.
SC Pernod Ricard Romania SRL	Romania		X		100	100	F.C.
Georgian Wines and Spirits Company LLC	Georgia		X		90.0	90.0	F.C.
Pernod Ricard Latvia LLC	Latvia		X		100	100	F.C.
Pernod Ricard Estonia OÜ	Estonia		X		100	100	F.C.
Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary		X		100	100	F.C.
Pernod Ricard Belgium SA	Belgium		X		100	100	F.C.
Pernod Ricard Rouss CJSC	Russia		X		100	100	F.C.
Pernod Ricard Sweden AB	Sweden		X		100	100	F.C.
Brand Partners A/S	Norway		X		50	50	F.C.
Pernod Ricard Denmark A/S	Denmark		X		100	100	F.C.
Pernod Ricard Finland OY	Finland		X		100	100	F.C.
Tinville SAS	France		X		100	100	F.C.
Yerevan Brandy Company CJSC	Armenia		X		100	100	F.C.
Jan Becher – Karlovarska Becherovka, A/S	Czech Republic		X	X	100	100	F.C.
SALB, SRO	Czech Republic		X		100	100	F.C.
Pernod Ricard UK Ltd	United Kingdom		X		100	100	F.C.
Pernod Ricard Asia SAS	France		X		100	100	F.C.
Pernod Ricard Japan K.K.	Japan		X		100	100	F.C.
Pernod Ricard Asia Duty Free Ltd	China		X		100	100	F.C.
Pernod Ricard Taiwan Ltd	Taiwan		X		100	100	F.C.
Pernod Ricard Thailand Ltd	Thailand		X		100	100	F.C.

Pernod Ricard Korea Co. Ltd	South Korea		X		100	100	F.C.
Pernod Ricard Singapore PTE Ltd	Singapore		X		100	100	F.C.
Pernod Ricard Malaysia SDN BHD	Malaysia		X		100	100	F.C.
Martell Far East Trading Ltd	China		X		100	100	F.C.
Pernod Ricard (China) Trading Co Ltd	China		X		100	100	F.C.
Shanghai Yijia International Trading Co. Ltd	China		X		100	100	F.C.
Établissements Vinicoles Champenois (EVC)	France	X			100	100	F.C.
Pernod Ricard North America SAS	France		X		100	100	F.C.
Pernod Ricard USA	US		X		100	100	F.C.
Pernod Ricard CESAM (Central and South America)	France		X		100	100	F.C.
Pernod Ricard Argentina Corp.	Argentina		X		100	100	F.C.
Pernod Ricard Venezuela CA	Venezuela		X		100	100	F.C.
Pramsur SA	Uruguay		X		100	100	F.C.
Pernod Ricard Chile SA	Chile		X		100	100	F.C.
Pernod Ricard Colombia SA	Colombia		X		100	100	F.C.
Pernod Ricard Brasil Industria e Comercio PLLC	Brazil		X		100	100	F.C.
Pernod Ricard Uruguay SA	Uruguay		X		100	100	F.C.
Agros Holding SA	Poland				99.97	99.97	F.C.
Agros Investments SA	Poland			X	99.97	99.97	F.C.
Agros Trading Sp. Zoo	Poland			X	99.97	99.97	F.C.
Wyborowa SA	Poland		X		99.9	99.9	F.C.
Chivas Brothers (Holdings) Ltd	United Kingdom		X		100	100	F.C.
Chivas 2000 UL	Scotland		X		100	100	F.C.
Chivas Brothers Americas Ltd	Scotland		X		100	100	F.C.
Chivas Brothers Europe Ltd	Scotland		X		100	100	F.C.
Chivas Brothers Japan Ltd	Scotland		X		100	100	F.C.
The Glenlivet Distillers Ltd	Scotland		X		100	100	F.C.
Glenlivet Holdings Ltd	Scotland		X		100	100	F.C.
Hill, Thomson & Co Ltd	Scotland		X		100	100	F.C.
Chivas Brothers Pernod Ricard Ltd	Scotland		X		100	100	F.C.
Pernod Ricard Newco 2 Ltd	United Kingdom		X		100	100	F.C.
Pernod Ricard Newco 3 Ltd	United Kingdom		X		100	100	F.C.
Pernod Ricard Newco 4 Ltd	United Kingdom		X		100	100	F.C.
Pernod Ricard Travel Retail Europe	United Kingdom		X		100	100	F.C.
Irish Distillers Group Ltd	Ireland		X		100	100	F.C.
Irish Distillers Ltd	Ireland		X		100	100	F.C.
The “Old Bushmills » Distillery Co Ltd	United Kingdom		X		0	100	F.C.
Fitzgerald & Co. Ltd	Ireland		X		100	100	F.C.
Dillon Bass Ltd	United Kingdom		X		63	63	F.C.
Watercourse Distillery Ltd	Ireland		X		100	100	F.C.
Pernod Ricard South Africa PTY Ltd	South Africa		X		100	100	F.C.
Comrie PLC	Ireland	X			100	100	F.C.
Martell & Co. SA	France		X		100	100	F.C.
International Cognac Holding SAS	France		X		100	100	F.C.

Augier Robin Briand & Co. SA	France		X		100	100	F.C.
Sodovima (Société des Domaines Viticoles Martell) SA	France		X		100	100	F.C.
Renault Bisquit SA	France		X		100	100	F.C.
Union des Viticulteurs Producteurs de Cognac – SICA UVPC	France		X		20	20	F.C.
Pernod Ricard Australia Pty Ltd	Australia		X		100	100	F.C.
Orlando Wyndham Group Pty Ltd	Australia		X		100	100	F.C.
Two Dogs Holdings Pty Ltd	Australia		X	X	100	100	F.C.
Pernod Ricard New Zealand Pty Ltd	Australia		X		100	100	F.C.
Compagnie Financière des Produits Orangina SA	France			X	100	100	F.C.
Peri Mauritius Private Company	Mauritius		X		100	100	F.C.
Seagram India Pte Ltd	India		X		100	100	F.C.
Seagram India Ltd.	India		X		100	100	F.C.
Havana Club Internacional SA	Cuba		X		50	50	F.C.
Havana Club Internacional	Cuba		X		50	50	F.C.

AD Argentina SA	Argentina		X		100		F.C.
Swift and Moore Pty. Ltd	Australia	X			50		E.A.
ADSW Australia (Pty) Ltd	Australia		X		100		F.C.
AD Australia	Australia		X		100		F.C.
AD Agencies d.o.o. Bosnia	Bosnia		X		100		F.C.
AD Agencies Bulgaria EOOD	Bulgaria		X		100		F.C.
AD Brasil Comercio e Industria Ltda	Brazil		X		100		F.C.
Corby Distilleries Limited	Canada		X		46		F.C.
Hiram Walker and Sons Ltd	Canada		X		100		F.C.
ADCAN Management Company	Canada	X			100		F.C.
ADSW Switzerland	Switzerland	X			100		F.C.
HW (International) AG	Switzerland	X			100		F.C.
AD Suntory AG	Switzerland	X			51		F.C.
Kahlua AG	Switzerland	X			100		F.C.
Allied Domecq AG (formerly Tia Maria AG)	Switzerland	X			100		F.C.
Tia Maria Ltd	Switzerland	X			75.70		F.C.
Allied Domecq Spirits & Wine (Shanghai) Trading Co Ltd	China		X		100		F.C.
Pedro Domecq Colombia	Colombia		X		51		E.A.
AD sro – Czech Republic	Czech Republic		X		100		F.C.
ADSW Danmark AS	Denmark		X		100		F.C.
ADSW Estonia AS	Estonia		X		100		F.C.
Domecq Bodegas	Spain		X		98.58		F.C.
AD Bodegas	Spain		X		100		F.C.
ADSW Finland Oy	Finland		X		100		F.C.
Ballantine’s Mumm Distribution SA	France		X		100		F.C.
Mumm Perrier– Jouet	France		X		100		F.C.
ADG France SA	France	X			100		F.C.
Allied Domecq SA	France	X			100		F.C.
Allied Distillers Ltd	United Kingdom		X		100		F.C.
ADDF (UK) Ltd	United Kingdom		X		100		F.C.
AD Wine UK Ltd	United Kingdom		X		100		F.C.

ADSW Ltd	United Kingdom		X	100	F.C.
ADSW (Overseas) Ltd	United Kingdom		X	100	F.C.
Allied Domecq (Holdings) Ltd	United Kingdom	X		100	F.C.
AD Pensions Limited	United Kingdom	X		100	F.C.
AD Medical Expenses Trust Ltd	United Kingdom	X		100	F.C.
Farmspeed Limited	United Kingdom	X		100	F.C.
J Lyons and Co Ltd	United Kingdom	X		100	F.C.
Allied Domecq Ltd	United Kingdom	X		100	F.C.
UK Dormant Companies	United Kingdom	X		100	F.C.
HW (UK) Ltd	United Kingdom	X		100	F.C.
ADFS PLC	United Kingdom	X		100	F.C.
AD European Investments Ltd	United Kingdom	X		100	F.C.
AD Investments Ltd	United Kingdom	X		100	F.C.
ADSW Holdings Ltd	United Kingdom	X		100	F.C.
JL Holdings Ltd	United Kingdom	X		100	F.C.
AD Overseas Ltd	United Kingdom	X		100	F.C.
ADO (Europe) Ltd	United Kingdom	X		100	F.C.
ADO Holdings Ltd	United Kingdom	X		100	F.C.
ADO (Canada) Ltd	United Kingdom	X		100	F.C.
ADSW Investments Ltd	United Kingdom	X		100	F.C.
EC Germany Ltd	United Kingdom	X		100	F.C.
Bedminster Holdings Limited	United Kingdom	X		100	F.C.
Bedminster (No.1 Co.) Limited	United Kingdom	X		100	F.C.
Bedminster (No.2 Co.) Limited	United Kingdom	X		100	F.C.
AD (Europe) Finance	United Kingdom	X		100	F.C.
Arbroath Warehouse Ltd	United Kingdom	X		100	F.C.
Hiram Walker and Sons (UK) Ltd	United Kingdom	X		100	F.C.
HWGW (UK) Ltd	United Kingdom	X		100	F.C.
Allied Breweries Developments Ltd	United Kingdom	X		100	F.C.
St Pauls Square Development Ltd	United Kingdom	X		100	F.C.
Ind Coope (Ireland) Ltd	Ireland	X		100	F.C.
ADR Dormants	United Kingdom	X		100	F.C.

AD Russia Holdings Ltd	United Kingdom	X		100	F.C.
Tia Maria International Ltd	United Kingdom	X		75.70	F.C.
Millstream Holdings Ltd	United Kingdom	X		100	F.C.
AD Investment Holding Ltd	United Kingdom	X		100	F.C.
ADSW Investment Holding Ltd	United Kingdom	X		100	F.C.
AD Investments UK Ltd	United Kingdom	X		100	F.C.
CG Hibbert Ltd	United Kingdom	X		100	F.C.
ADSW AEBE – Greece	Greece		X	100	F.C.
Allied Domecq Spirits & Wine (China) Ltd	China		X	100	F.C.
AD Agencies d.o.o. – Croatia	Croatia		X	100	F.C.
AD Hungary Kft	Hungary		X	100	F.C.
Allied Domecq Irish Holdings	Ireland	X		100	F.C.
AD International Finance Co.	Ireland	X		100	F.C.
AD Bedminster Ireland	Ireland	X		100	F.C.
ADSW India Limited	India		X	74	F.C.
ADSW Iceland	Iceland		X	51	F.C.
ADSW Italia	Italy		X	100	F.C.
Portland Insurance Ltd	United Kingdom	X		100	F.C.
Bedminster Jersey Ltd	United Kingdom	X		100	F.C.
Suntory Allied Ltd	Korea	X		49.99	E.A.
Jinro Ballantines Import Co	Korea	X		70	F.C.
Jinro Ballantines Co	Korea	X		70	F.C.
Bedminster (Luxembourg) SARL	Luxembourg	X		100	F.C.
Bristol (Luxembourg) SARL	Luxembourg	X		100	F.C.
AD Luxembourg No.2 SARL	Luxembourg	X		100	F.C.
HWS Luxembourg LLC	Luxembourg	X		100	F.C.
HWGW Luxembourg LLC	Luxembourg	X		100	F.C.
HWS Luxembourg SARL	Luxembourg	X		100	F.C.
HWGW Luxembourg SARL	Luxembourg	X		100	F.C.
ADSW Latvia	Latvia		X	100	F.C.
Casa Pedro Domecq Mexico	Mexico		X	99.87	F.C.
ADSW Benelux b.v.	Netherlands		X	100	F.C.
ADDF Benelux	Netherlands		X	100	F.C.
AD International Holdings BV	Netherlands	X		100	F.C.
AD Finance BV	Netherlands	X		100	F.C.
ADSW Norway	Norway		X	100	F.C.
AD Wines NZ	New Zealand		X	100	F.C.
Millstream Finance	New Zealand	X		100	F.C.
Millstream Equities	New Zealand	X		100	F.C.
Allied Domecq Philippines Inc	Philippines		X	100	F.C.
Ballantine’s Polska Sp z.o.o. – Poland	Poland		X	100	F.C.
Finlandia Ballantine’s Group Sp z.o.o.	Poland		X	49.00	F.C.
ADSW (Romania) SA	Romania		X	51	F.C.

ADSW Sweden AB	Sweden		X	100	F.C.
AD Agencies d.o.o. – Slovenia	Slovenia		X	100	F.C.
AD sro – Slovakia	Slovakia		X	100	F.C.
Allied Domecq Retailing Sweden	Sweden		X	100	F.C.
AD Istanbul Dom. and Foreign Trade Ltd	Turkey		X	100	F.C.
ADNAC	US	X	X	100	F.C.
MKI	US		X	100	F.C.
AD Agencies d.o.o. – Yugoslavia	Yugoslavia		X	100	F.C.
ADSW South Africa	South Africa		X	100	F.C.

Note 24. – Explanatory notes regarding the transition to IFRS at 30 June 2005.

1.  IFRS Income Statement. — The table below is a reconciliation between the consolidated income statement established in accordance with French GAAP and the consolidated income statement established in accordance with IFRS.

(€ millions)	French GAAP IFRS Format	IFRS Adjustments	IFRS
12 months	30/06/2005		30/06/2005

Net sales (excl TD)	3,674	(62)	3,611
Cost of sales	(1,256)	(199)	(1,455)
Gross margin	2,418	(261)	2,156
A&P and distribution costs	(981)	238	(743)
Contribution after A&P expenses	1,436	(23)	1,413
Trading costs and overheads	(688)	3	(685)
Profit from operations	748	(20)	729
Other operating income and expenses	16	–	16
Operating profit	765	(20)	745
Current financial income and expenses	(98)	–	(98)
Non-current financial income and expenses	6	4	10
Net finance cost	(92)	4	(88)
Income tax expense	(173)	10	(163)
Net profit from continuing operations	499	(6)	493
Share of net profit/(loss) of associates	(0)	–	(0)
Goodwill amortisation	(15)	15	0
Net profit	484	9	493
Profit attributable to minority interests	(9)	(0)	(9)
Group share of net profit	475	9	484
Earnings per share
Net current profit per share - basic	6.82		7.55
Net current profit per share - diluted	6.44		6.86

Detail in the income statement transition table in Appendix 1

2. IFRS Balance Sheet(2). — The table below is a reconciliation between the consolidated balance sheet under French GAAP and the consolidated IFRS balance sheet. Assets:

(€ millions)	01/07/2004 French GAAP Net	IFRS reclassifications and restatements Net	01/07/2004 IFRS Net	30/06/2005 IFRS Net

Non-current assets
Intangible assets	2,007	(30)	1,978	1,993
Goodwill	193	35	228	217
Property, plant & equipment	824	(13)	811	853
Biological assets	–	17	17	19
Non-current financial assets	138	(14)	124	80
Deferred tax assets	320	14	334	354
Total non-current assets	3,482	10	3,492	3,515

Current assets
Inventory (and work in progress)	2,163	6	2,169	2,179
Trade and other receivables	931	(14)	917	1 178
Other financial assets	175	(131)	44	10
Cash and cash equivalents	120	(2)	118	125

Bond redemption premiums	35	(35)	–	–
Total current assets	3,424	(177)	3 247	3,493

Total assets	6,906	(167)	6 739	7,007
(2) Detail of the IFRS Balance Sheet in Appendices 5 and 6.

Equity and liabilities:

(€ millions)	01/07/2004 French GAAP Net	IFRS reclassifications and restatements Net	01/07/2004 IFRS Net	30/06/2005 IFRS Net

Share capital	219	–	219	219
Share premium account	38	–	38	38
Reserves and translation currency adjustments	2,389	(536)	1,853	1,789
Group share of net profit	169	–	169	484
Group shareholders’ equity	2,814	(536)	2,278	2,530

Minority interests	28	1	29	35
Profit attributable to minority interests	4	–	4	9

Total shareholders’ equity	2,842	(535)	2,307	2,565

Non-current provisions	464	(120)	344	367
Deferred tax liability	121	421	541	551
Convertible bonds	548	(64)	484	502
Non-current derivative instruments	–	(4)	(4)	(2)
Other non-current financial liabilities	955	2	957	509
Non-current financial instruments	1,503	(67)	1 436	1 009

Total non-current liabilities	2,088	234	2,322	1,927

Provisions	–	119	119	121
Trade and other accounts payable	892	88	980	934
Other liabilities	155	(83)	72	177
Other current financial liabilities	929	–	929	1,270
Current derivative instruments	–	10	10	13

Total current liabilities	1,976	134	2,110	2,514

Total liabilities and shareholders’ equity	6,906	(167)	6,739	7,007
(2) Detail of the IFRS Balance Sheet in Appendices 5 and 6.

Reconciliation table between Group Shareholders’ Equity under French GAAP and Group Shareholders’ Equity under IFRS from 1 July 2004 to 30 June 2005:

(€ millions)	01/07/2004	Profit for the period	Conversion differences	Movement on reserves	30/06/2005
Movements from the closing position under French GAAP	2,814	475	50	(238)	3 101
Restatements IAS 32 – Elimination of treasury shares	(147)	–	–	(42)	(189)
Restatements IAS 12 – Deferred tax on brands	(384)	2	(2)	3	(380)
Restatements IFRS 2 – Share-based payments	–	(14)	–	14	–
Restatements IFRS 3 – Amortisation of goodwill	–	14	(10)	0	4
Restatements IAS 32/39 – OCEANE Bonds	32	(7)	–	–	24
Restatements IAS 32/39 – Other	(13)	7	–	(9)	(15)
Other IFRS restatements	(1)	(1)	0	–	(1)
Taxation impact of IFRS restatements	(23)	8	–	2	(13)
Movements from the closing IFRS position	2,278	484	38	(271)	2,530

3. Publication context. — Pursuant to European Regulation n° 1606/2002, adopted on 19 July 2002, companies listed on a regulated stock market of a European Member State must prepare their consolidated financial statements according to the International Accounting Standards adopted by the European Union (IAS or IFRS – International Financial Reporting Standards, the new name for IAS as of May 2002), for all financial years beginning on or after 1 January 2005.

Pursuant to a resolution of the Combined General Meeting of 17 May 2004, the accounting period was extended for six months, and ended 30 June 2005. Subsequent accounting periods will have an opening date of 1 July and a closing date of 30 June. As a result, the Group’s consolidated financial statements for the period 1 July 2005 through 30 June 2006 are prepared according to these standards, which also calls for a comparison of this period with the financial statements for the period 1 July 2004 through 30 June 2005 (hereafter referred to as “the Period”) established according to the same standards. In order to publish this comparative information, the Group has prepared an opening balance sheet at 1 July 2004, which is the baseline for application of IFRS. The transition impacts are recorded in shareholders’ equity upon opening. In accordance with the Financial Markets Authority’s (AMF) recommendation relating to financial communications during the transition period, the Pernod Ricard Group decided to present herein the quantitative impact of the transition to IFRS on the financial statements for the period 1 July 2004 – 30 June 2005.

This financial information on the expected quantitative impact of the transition to IFRS has been prepared by applying to the data for the Period the IFRS standards and interpretations that the Group considers appropriate for the preparation of its comparative consolidated financial statements at 30 June 2005.  The basis of preparation of this financial information as described in the notes, results in:

      — mandatory application of IFRS standards and interpretations at 30 June 2005, as far as they are known to date;

      — mandatory application of IFRS standards and interpretations after 2005, which the Group decided to adopt early;

      — the resolution that the Group awaits of technical questions and projects in progress being discussed by the IASB and IFRIC and which could become applicable at the time of publication of the consolidated financial statements for the 2005 accounting period ;

      — options retained and exemptions used that the Group will likely retain for the establishment of its first IFRS consolidated financial statements in 2005.

For all these reasons, it is possible that the audited opening balance sheet may not be the opening balance sheet from which the consolidated financial statements for the 2005 accounting period will actually be established.

Finally, the quantitative financial information detailed below was subject to audit procedures by the Company’s Statutory Auditors.

4. First-time Application Options. — IFRS 1, First-Time Adoption of International Financial Reporting Standards, allows a first-time adopter to depart from certain IFRS standards (essentially to avoid retrospective application of certain standards). The Group has examined all possible approaches and has chosen to opt for the following exemptions:

 4.1. Business Combinations.— The Group has not revised the accounting policies applied for acquisitions realised before 1 July 2004.

4.2. Translation differences — The Group has retained the option offered by IFRS 1 of resetting exchange rate differences previously recalculated upon the translation of the financial statements of foreign subsidiaries into euros to zero. An amount of € 176 million has been reclassified from exchange rate difference reserves to consolidated reserves at 1 July 2004. This reclassification has no impact on shareholders’ equity.

4.3. Tangible and intangible fixed assets — The Group has used the option of valuing certain tangible and intangible assets at fair value in the opening balance sheet. This option has been used for exceptional cases and for non-significant amounts.

4.4. Financial Instruments (revised IAS 32 & 39). — The Group has applied the revised standards from 1 July 2004.

4.5. Share-based payments (IFRS 2) . — The Group has applied this standard from 1 July 2004 to all instruments granted after 7 November 2002 and not yet vested at 1 July 2004.

The Group has not adopted the other exemptions allowed by IFRS 1.

5. Differences between the standards followed by the Group (French GAAP) and International Accounting Standards (IAS/IFRS).

Note 1. – IAS 18 – Revenue

1. Advertising, marketing and promotional costs. — In the consolidated financial statements prepared according to French GAAP, costs for services rendered, paid by the Group to its distributors, are generally recorded as promotional costs, included within the heading of advertising, marketing & promotional costs.

Pursuant to IAS 18, Revenue, certain costs for services rendered, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at the point of sale, result in a reduction to sales if there is no separate service, the fair value of which may be reliably measured.

In the financial statements prepared according to IFRS, revenues and advertising, marketing & promotional costs are consequently reduced by approximately € 247 million (Appendix 2) for the year ended 30 June 2005. This reclassification has no impact on operating results or on consolidated net profit.

2. Duties. — Pursuant to IAS 18, the Group has reclassified € 181 million (Appendix 2) to cost of sales from sales for the year ended 30 June 2005, relating to the treatment of certain import duties in Asia, which are presented under French GAAP as a deduction from sales, excluding duties and taxes. As these duties are not specifically re-billed to customers (as is the case with Social Security stamps in France, for example), IAS 18 requires their classification under “cost of sales”.

3. Discounts. — Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but rather constitute a reduction in sales, excluding duties and taxes. The Group has reclassified an amount of € 9 million (Appendix 2) for the year ended 30 June 2005 from financial expense to a reduction in sales.

Note 2. – Exceptional income/expense.

Pursuant to IAS 1 (Presentation of Financial Statements), exceptional items are included in operating income and presented on a separate line in the income statement called “Other non-ordinary activities”.

Note 3. – IAS 12 – Income taxes.

1. Deferred tax on brands. — Pursuant to paragraph 313 of regulation 99– 02, deferred taxation on brands acquired in a business combination is not recognised in consolidated financial statements established according to French GAAP. IAS 12, Income Taxes, does not allow such an exemption for the non-recognition of deferred taxes on brands.  From 1 July 2004, deferred tax liabilities are therefore recognised based on the difference between the book and tax values of brands. This results in an increase in long term deferred tax liabilities of € 384 million (Appendix 5) at 1 July 2004, with a corresponding reduction in shareholders’ equity in the same amount. The same restatement at 30 June 2005 results in an amount of € 380 million (Appendix 6).

2. Effect of taxation on other IFRS adjustments. — At 1 July 2004, the Group recorded € 23 million (Appendix 5) of deferred taxation on all other IFRS adjustments which resulted in a temporary difference between the book value and tax value of assets and liabilities, with corresponding entries to shareholders’ equity. At 30 June 2005, the effect of taxation on other IFRS adjustments had an impact of € 10 million for the Period, of which € 8 million is recognized in the income statement and € 2 million is taken directly to reserves.

Note 4. – IAS 32 / 39 – Financial instruments.

1. Hybrid instruments – OCEANE bonds. — In accordance with revised IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains different components, some having the characteristics of debt and others those of equity, the issuer must classify these different components separately. Thus, a single instrument can be classified as one part debt, one part equity. This category of instruments includes financial instruments creating a liability for the issuer and granting the holder the option to convert this debt into an equity instrument of the issuer. When the nominal amount of the hybrid instrument is allocated between its debt and equity components, the equity portion is defined as the difference between the nominal value of the issue and the debt component. The debt component is calculated as the market value of a debt having similar characteristics but which does not have an equity component.

Pernod Ricard issued € 488,749,999 of debt, represented by 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value per unit of € 107 with dividend rights from 13 February 2002. The duration of this borrowing is 5 years and 322 days from 13 February 2002. Thus, payment is expected on 1 January 2008, through redemption at a price of € 119.95 per OCEANE bond (being a central conversion rate of € 95.96 following the free allocation of shares, which took place in 2003 and is described below). OCEANE bonds carry interest at 2.50% per year, payable in arrears on 1 January each year.

Main features of OCEANE bonds:

— Deadline for exercising the option to convert or exchange OCEANE bonds: from 13 February 2002 until the 7th business day preceding the redemption date.

— Following the capital increase on 14 February 2003 by incorporation of reserves and creation of new shares in the ratio of one new share for each four existing shares, the attribution ratio of OCEANE bonds was adjusted. As a result, a bond is now convertible and/or exchangeable for 1.25 Pernod Ricard share.

At 30 June 2005, 4,567,614 OCEANE bonds remained outstanding and could give right to the conversion or the exchange into 5,709,518 Pernod Ricard shares (after the adjustment resulting from the increase in capital with effect from 14 February 2003).

— At 1 July 2004, the retrospective application of revised IAS 32 to the OCEANE bonds issued by the Group has a positive pre-tax impact on consolidated shareholders’ equity of € 32 million (Appendix 5). Furthermore, financial expense relating to OCEANE bonds, and calculated according to the effective interest rate method, amounted to € 7 million for the year ended 30 June 2005 (Appendix 3).

Early conversion of OCEANE bonds. — The early conversion of an OCEANE bond post closing is considered by IFRS as an ‘induced conversion’. Consequently, compensation on conversion (€ 16.1 million) and the conversion premium (€ 20.5 million) are treated as forced conversion penalties and will be recorded in the income statement for the fiscal year beginning 1 July 2006. The section below provides the debt/equity breakdown of the OCEANE bonds at subscription on 13 February 2002 and indicates the impact of an early conversion on shareholders’ equity, non-current financial liabilities and net profit in the IFRS accounts at 30 June 2005 (excluding the impact of the compensation on conversion and the conversion premium).

Initial accounting of OCEANE bonds on 13 February 2002:	(€ millions)
Shareholders’ equity component	€ 45
Debt component	€ 444

Impact on shareholders’ equity:
Shareholders’ equity at 30 June 2005 before conversion:	€ 2,565
Increase in shareholders’ equity following conversion:	+ € 502
Shareholders’ equity at 30 June 2005 after conversion:	€ 3,067

Impact on non-current financial liabilities:
Net financial debt at 30 June 3005 before conversion:	€ 2,289
OCEANE bonds conversion:	(€ 502)
Net financial debt at 30 June 2005 after conversion:	€ 1,787

Impact on Group net profit:
Group net profit at 30 June 2005 before conversion:	€ 484
OCEANE bonds conversion:	+ € 19
Group net income at 30 June 2005 after conversion:	€ 503

2. Derivative financial instruments and application of the amortised cost method. — In the consolidated financial statements established according to French GAAP, interest rate and exchange rate derivative instruments qualifying as hedges are accounted for as off-balance sheet items. Losses or gains on these derivative instruments are deferred until the time at which the hedged item is itself recorded in the income statement.

In application of revised IAS 39, Financial instruments: Recognition and Measurement, all derivative instruments must be reflected on the balance sheet at their fair value.

If the derivative instrument is designated as a fair value hedge, the variations in value of the derivative instrument and the hedged item are recorded in income in the same period.

If the derivative instrument is designated as a cash flow hedge, the variation in value of the effective portion of the derivative is recorded in shareholders’ equity. It is reported in income when the hedged item itself is recorded in income. The variation in value of the ineffective portion of the derivative is recorded directly in income.

Interest-bearing financial assets and liabilities are reflected at historical cost on the consolidated balance sheet, after recording a provision for any asset impairment losses. The financial income and expense relating to these assets and liabilities are calculated on the basis of their face interest rate, and issuing costs incurred are reported as assets on the balance sheet and amortised over the life of the instruments.

Revised IAS 39 requires that certain financial assets and liabilities be recognised in accordance with the amortised cost method, based on the effective interest rate. This calculation includes all the costs and commissions between the contracting parties. According to this method, costs directly attributable to the acquisition of financial liabilities are recognized in income based on the effective interest rate.

At 1 July 2004, the recording of derivative financial instruments on the balance sheet at fair value and the application of the amortised cost method had a negative pre-tax impact on consolidated shareholders’ equity of € 13 million (Appendix 5).

Furthermore, profit before taxation stated as a result of derivative financial instruments and the application of the amortised cost method amounts to € 7 million for the year ended 30 June 2005.

The same restatement at 30 June 2005 had a negative impact for the year of € 2 million, broken down into a positive impact of € 7 million on income and a negative impact of € 9 million recorded directly in reserves (Appendices 3 and 6).

3. Financial Assets. — In accordance with French GAAP, and as described in the notes to the consolidated financial statements, the Group evaluates its marketable securities at the lower of historic cost and net realizable value. All unrealized losses are recorded in income for the period. French GAAP does not allow these securities to be measured at fair value.

According to revised IAS 39, marketable securities should be classified into three categories:

— held with the aim of a subsequent transaction (securities purchased and held principally with the aim of resale in the short term) ;

— held to maturity (securities giving right to fixed and determinable payments at a fixed maturity date that the Group has the ability and express intention to hold until maturity) ;

— securities available for sale (all securities not classified in the two preceding categories). The majority of securities held by the Group are in the available for sale category and the unrealized gains and losses are recorded directly in shareholders’ equity.

At 1 July 2004, the positive difference between the book value of securities and their recoverable value was € 7 million, with a corresponding increase in shareholders’ equity (Appendix 5).

At 30 June 2005, the same restatement has a positive impact of € 3 million on shareholders’ equity following disposals made during the year (Appendix 6).

4. Treasury Shares. — In accordance with French GAAP and as described in the notes to the consolidated financial statements, treasury shares intended to cover share purchase option plans granted to employees are classified as marketable securities (classified within ‘Cash’). Other treasury shares are recognised as a reduction in shareholders’ equity at their acquisition cost.

Under French GAAP, a provision is recorded in income for unrealised losses on shares classified as marketable securities. The variations in the provision, including possible decreases due to updates in the market value, are recorded as financial income or expense.

At 1 July 2004, Pernod Ricard held 2,290,002 treasury shares classified as marketable securities at a cost of € 127 million (Appendix 5). Furthermore, SIFA, an equity accounted company, held 7,215,373 Pernod Ricard shares, with the portion of Pernod Ricard shares belonging to the Group amounting to € 20 million (Appendix 5).

Under IFRS, treasury shares are recognised on acquisition as a decrease in equity and variations in value are not recognised. Once treasury shares are disposed, the total difference between the acquisition cost and the fair value at the date of disposal is generally recorded as a variation in shareholders’ equity.

At 1 July 2004, the impact on the Group share of shareholders’ equity is a reduction of € 147 million (Appendix 5) relating to the reclassification of treasury shares treated as marketable securities under French GAAP and a corresponding entry in equity accounted shares for the shares held by SIFA.

The same restatement at 30 June 2005 amounts to € 189 million (Appendix 6).

Note 5. – IFRS 3 – Valuation of goodwill and intangible assets.

In consolidated financial statements established under French GAAP, brands of acquired companies which were separately identified at the time of acquisition are not systematically amortised, and goodwill is systematically amortised over a timeframe which reflects, as reasonably as possible, the assumptions retained, objectives established and forecasts at the point of acquisition. Brands and goodwill are subject to impairment testing at least once a year. Exceptional amortisation is recorded when the recoverable value becomes permanently less than the book value.

Pursuant to IFRS 3, Business Combinations, and revised IAS 38, Intangible Fixed Assets, goodwill and intangible fixed assets with indefinite useful lives may no longer be amortised and should be subject to impairment testing at least once a year.

Consequently, the goodwill amortization charges recognised in the consolidated income statement established according to French GAAP (€ 14 million (Appendix 1) in the year ended 30 June 2005) are cancelled in the financial statements established according to IFRS.

Note 6. – IFRS 2 – Share-based payments.

In the consolidated financial statements established according to French GAAP, share purchase or subscription options are not valued and have no impact on the consolidated income statement.

Pursuant to IFRS 2, Share-based Payments, share purchase or subscription options granted to employees must be recorded at fair value and reported in the income statement during the vesting period. The fair value of options has been determined using  a binomial valuation model based on management assumptions.

The Group has valued all options which were not exercisable at 1 January 2004 and had been granted after 7 November 2002, the date from which the granting of options must be recorded in accordance with IFRS 2.

At 1 July 2004, the application of IFRS 2 had no impact on the consolidated balance sheet or on the Group shareholders’ equity.

Furthermore, the total cost for the year ended 30 June 2005 relating to share purchase options amounts to € 14 million (Appendix 1), with a corresponding entry in shareholders’ equity.

Note 7. – IAS 41 – Biological Assets

This standard covers the treatment of operations involving biological assets (e.g., vineyards), destined for sale or subsequent conversion (e.g., the production of wine).

IAS 41 was specifically adapted to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Pernod Ricard Group.

A similar accounting treatment applies to other biological assets (e.g., agave fields).

In the consolidated financial statements established under French GAAP, biological assets, with the exception of land, are valued at historic cost and depreciated over their useful economic lives. Their production, or harvest, is valued at cost of sale.

 IAS 41 allows for biological assets and their production to be recognised at fair value , net of estimated selling costs, on the balance sheet from the date at which it is possible to obtain a reliable assessment of price, for example with reference to an active market.  Variations in fair value are recorded in the income statement.

At 1 July 2004, pursuant to IAS 41, the Group reclassified € 15 million of property, plant and equipment as biological assets and increased the value of its vineyards held within the framework of its ‘Wine’ operations, essentially confined to Australia and France, by € 2 million.

Variations in fair value were recognised in income in the amount of € 0.4 million in the year ended 30 June 2005.

Appendix 1. — Income Statement Transition Table.

The table below is a reconciliation of the consolidated income statement established in accordance with French GAAP and the consolidated income statement established in accordance with IFRS:

(€ millions)	French GAAP IFRS Format	IFRS reclassifications and restatements					IFRS Adjustments	IFRS
12 months	30/06/2005	IAS 18	IAS 32/39	IFRS 2	Goodwill amortisation	Others		30/06/2005
Net sales (excl TD)	3,674	(62)	–	–	–	(0)	(62)	3,611
Cost of sales	(1,256)	(199)	–	–	–	0	(199)	(1,455)
Gross margin	2,418	(262)	–	–	–	0	(261)	2,156
A&P and distribution costs	(981)	238	–	–	–	0	238	(743)
Contribution after A&P expenses	1,436	(24)	–	–	–	1	(23)	1,413
Trading costs and overheads	(688)	15	(1)	(14)	–	4	3	(685)
Profit from operations	748	(9)	(1)	(14)	–	4	(20)	729
Other operating income and expenses	16	–	–	–	(1)	1	(0)	16
Operating profit	765	(9)	(1)	(14)	(1)	5	(20)	745
Current financial income and expenses	(98)							(98)
Non-current financial income and expenses	6	9	1	–	–	(6)	4	10
Net finance cost	(92)	9	1	–	–	(6)	4	(88)
Income tax expense	(173)	–	1	–	–	10	10	(163)
Net profit from continuing operations	499	0	(0)	(14)	(1)	9	(6)	493
Share of net profit/(loss) of associates	(0)	–	–	–	–	–	–	(0)
Goodwill amortisation	(15)	–	–	–	15	0	15	0
Net profit	484	0	(0)	(14)	14	9	9	493
Profit attributable to minority interests	(9)	–	–	–	(0)	–	(0)	(9)
Group share of net profit	475	0	(0)	(14)	14	9	9	484
Earnings per share
Net current profit per share - basic	6.82							7.55
Net current profit per share - diluted	6.44							6.86

Appendix 2. — IAS 18.

(€ millions)	Reclassifications on application of IAS 18 Revenue
12 months Notes	A & P	Duties	Discounts	Services	Total
Net sales (excl TD)	(247)	181	(9)	13	(62)
Cost of sales	(0)	(181)	–	(18)	(199)
Gross margin	(247)	–	(9)	(5)	(262)
A&P and distribution costs	238	–	–	(0)	238
Contribution after A&P expenses	(9)	–	(9)	(5)	(24)
Trading costs and overheads	9	–	0	5	15
Profit from operations	0	–	(9)	–	(9)
Other operating income and expenses	–	–	–	–	–
Operating profit	0	–	(9)	–	(9)
Current financial income and expenses					–
Non-current financial income and expenses	(0)	–	9	–	9
Net finance cost	(0)	–	9	–	9
Income tax expense	–	–	–	–	–
Net profit from continuing operations	(0)	–	–	–	(0)
Share of net profit/(loss) of associates	–	–	–	–	–
Goodwill amortisation	–	–	–	–	–
Net profit	(0)	–	–	–	(0)
Profit attributable to minority interests	–	–	–	–	–
Group share of net profit	(0)	–	–	–	(0)

Appendix 3. — IAS 32/39.

(€ millions)	Restatements on application of IAS 32/39 Financial Instruments
12 months	OCEANE bonds	Others	Total
Net sales (excl TD)	–	–	–
Cost of sales	–	–	–
Gross margin	–	–	–
A&P and distribution costs	–	–	–
Contribution after A&P expenses	–	–	–
Trading costs and overheads	(0)	(1)	(1)
Profit from operations	(0)	(1)	(1)
Other operating income and expenses	–	–	–
Operating profit	(0)	(1)	(1)
Current financial income and expenses
Non-current financial income and expenses	(7)	8	1
Net finance cost	(7)	8	1
Income tax expense	3	(2)	1
Net profit from continuing operations	(5)	5	(0)
Share of net profit/(loss) of associates	–	–	–
Goodwill amortisation
Net profit	(5)	5	(0)
Profit attributable to minority interests	–	–	–
Group share of net profit	(5)	5	(0)

Appendix 4. — Major financial aggregates

(€ millions)	French GAAP IFRS Format	IFRS Adjustments		IFRS
12 months	30/06/2005	(€ millions)%		30/06/2005
Net sales (excl TD)	3,674	(62)	(1.7%)	3,611
Gross margin	2,418	(261)	(10.8%)	2,156
Gross margin %	65.8%			59.7%

Net sales (excl TD)	3,674	(62)	(1.7%)	3,611
A&P expenses	(830)	238	(28.7%)	(592)
As a % of sales	22.6%			16.4%

Net sales (excl TD)	3,674	(62)	(1.7%)	3,611
Profit from operations	748	(20)	(2.6%)	729
As a % of sales	20.4%			20.2%

Appendix 5. — Opening IFRS Balance Sheet The table below is a reconciliation between the consolidated balance sheet under French GAAP and the consolidated IFRS balance sheet. Assets:

(€ millions)	01/07/2004 French GAAP Net	IAS 12	IAS 12	IAS 32 OCEANE bonds	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifi cations & restatements	01/07/2004 IFRS Net

Non-current assets
Intangible assets	2,007							(30)	(30)	1,978
Goodwill	193							35	35	228
Property, plant & equipment	824							(13)	(13)	811
Biological assets	0							17	17	17
Non-current financial assets	138				(0)	7	(21)	0	(14)	124
Deferred tax assets	320		14						14	334
Total non-current assets	3,482	–	14	–	(0)	7	(21)	9	10	3,492

Current assets
Inventory (and work in progress)	2,163							6	6	2,169
Trade and other receivables	931			(3)	(6)			(5)	(14)	917
Other financial assets	175	–	–	–	(5)		(127)	(0)	(131)	44
Cash and cash equivalents	120				(2)			(1)	(2)	118

Bond redemption premiums	35			(35)	–			–	(35)	0
Total current assets	3,424	–	–	(39)	(12)	0	(127)	0	(177)	3,247

Total assets	6,906	–	14	(39)	(12)	7	(147)	10	(167)	6,739

Equity and liabilities:

(€ millions)	01/07/2004 French GAAP	IAS 12	IAS 12	IAS 32 OCEANE bonds	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifications & restatements	01/07/2004 IFRS
Share capital	219									219
Share premium account	38									38
Reserves and translation currency adjustments	2,389	(384)	(23)	32	(13)	7	(147)	(8)	(536)	1,853
Group share of net profit	169									169
Group shareholders’ equity	2,814	(384)	(23)	32	(13)	7	(147)	(8)	(536)	2,278

Minority interest	28							1	1	29
Profit attributable to minority interests	4									4

Total shareholders’ equity	2,842	(384)	(23)	32	(13)	7	(147)	(7)	(535)	2,307

Non-current provisions	464							– 120	(120)	344
Deferred tax liability	121	384	37						421	541
Convertible bonds	548			(64)	0				(64)	484
Non-current derivative instruments	–				(4)				(4)	(4)
Other non-current financial liabilities	955			(6)				8	2	957
Non-current financial instruments	1,503	0	0	(71)	(4)	0	0	8	(67)	1,436

Total non-current liabilities	2,088	384	37	(71)	(4)	0	0	(112)	234	2,322

Provisions								119	119	119
Trade and other accounts payable	892							88	88	980
Other liabilities	155				(4)			(79)	(83)	72
Other current financial liabilities	929									929
Current derivative instruments					10				10	10

Total current liabilities	1,976	0	0	0	6	0	0	128	134	2 110

Total liabilities and shareholders’ equity	6,906	0	14	(39)	(12)	7	(147)	9	(167)	6,739

Appendix 6. — IFRS Balance Sheet at 30 June 2005. The table below is a reconciliation of the consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS. Assets:

(€ millions)	30/06/2005 French GAAP Net	IAS 12	IAS 12	IAS 32 OCEANE bonds	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifi cations & restatements	30/06/2005 IFRS Net

Non-current assets
Intangible assets	2,001							(8)	(8)	1,993
Goodwill	200							17	17	217
Property, plant & equipment	868							(16)	(16)	853
Biological assets	0							19	19	19
Non-current financial assets	95				(0)	3	(21)	2	(16)	79
Deferred tax assets	328		26						26	354
Total non-current assets	3,492	0	26	0	(0)	3	(21)	14	23	3,515

Current assets
Inventory (work in progress)	2,184							(5)	(5)	2,179
Trade and other receivables	1,174			(2)	(3)			9	4	1,178
Other financial assets	180	0	0	0	(1)		(169)	0	(169)	10
Cash and cash equivalents	128				(3)			(0)	(3)	125
Bond redemption premiums	25			(25)	–			0	(25)	(0)
Total current assets	3,691	0	0	(28)	(6)	0	(169)	4	(199)	3,493

Total assets	7,183	0	26	(28)	(6)	3	(189)	18	(176)	7,007

Equity and liabilities:

(€ millions)	30/06/2005 French GAAP	IAS 12	IAS 12	IAS 32 OCEANE bonds	IAS 32/39 Others	IAS 39 Financial Assets	IAS 32 Treasury shares	Others	IFRS reclassifi cations & restatements	30/06/2005 IFRS

Share capital	219									219
Share premium account	38									38
Reserves and translation currency adjustment	2,370	(383)	(21)	32	(22)	3	(189)	0	(580)	1,789
Group share of net profit	475	2	8	(7)	7			(1)	9	484
Group shareholders’ equity	3,101	(380)	(13)	24	(15)	3	(189)	(1)	(571)	2,530

Minority interest	34							0	0	35
Profit attributable to minority interests	9							0	0	9

Total shareholders’ equity	3,135	(380)	(13)	24	(15)	3	(189)	(0)	(571)	2,565

Non-current provisions	488							(121)	(121)	367
Deferred tax liability	131	380	40						420	551
Convertible bonds	548			(46)	0				(46)	502
Non-current derivative instruments	0				(2)				(2)	(2)
Other non-current financial liabilities	504			(6)	1			10	4	509
Non-current financial instruments	1,052	0	0	(52)	(1)	0	0	10	(43)	1,009

Total non-current liabilities	1,672	380	40	(52)	(1)	0	0	(111)	255	1,927

Provisions								121	121	121
Trade and other accounts payable	907							28	28	934
Other liabilities	198				(2)			(19)	(22)	177
Other current financial liabilities	1 271								0	1 271
Current derivative instruments					13				13	13

Total current liabilities	2 376	0	0	0	10	0	0	129	139	2,514

Total liabilities and shareholders’ equity	7 183	0	26	(28)	(6)	3	(189)	18	(176)	7,007

STATUTORY AUDITORS REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(ARTICLES L. 232– 7 OF THE COMMERCIAL CODE AND 297– 1 OF THE DECREE OF 23 MARCH 1967)

Ladies & Gentlemen, the Shareholders,

In our capacity as statutory auditors and in application of article L. 232– 7 of the Commercial Code, we have conducted:

— a limited review of the tables of activity and of results presented in the format of consolidated interim financial statements for Pernod Ricard, relating to the period 1 July to 31 December 2005, as appended to this report ;

— the verification of the information given in the interim report.

These consolidated interim financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our limited review.

With regard to the transition to IFRS, as adopted by the European Union, for the establishment of the consolidated financial statements for the accounting period ending 30 June 2006, the consolidated interim financial statements have been prepared for the first time by applying, on the one hand, the accounting and measurement principles of the IFRS standards adopted by the European Union, as described in note 1.1 to the financial statements, and, on the other, the rules regarding presentation of information applicable to interim financial statements as defined by general AMF regulations. For the purposes of comparison, they contain figures relating to the accounting period ending 30 June 2005 and the 6 month period ending 31 December 2004, restated according to the rules defined in note 24 to the financial statements.

We have conducted our limited review in accordance with the professional standards applicable in France. These standards require that we perform diligence procedures to obtain reasonable assurance, less stringent than those resulting from an audit, that the consolidated interim financial statements are free of significant errors. A review of this nature does not include all the normal controls of an audit, but is limited to the performance of analytical procedures and obtaining the information that we have deemed necessary from management and all competent persons.

On the basis of our limited review, we have not uncovered any significant anomalies which call into question the conformity, in all significant aspects, the consolidated interim financial statements with respect to, on the one hand, the accounting and measurement principles of the IFRS standards adopted by the European Union, as described in note 1.1 to the financial statements, and, on the other, the rules regarding presentation of information applicable to interim financial statements as defined by general AMF regulations.

Without prejudice to our aforementioned opinion, we bring to your attention the following matters:

— note 1.1 to the financial statements which shows on one hand, the options retained for the presentation of the interim consolidated financial statements, of which the appendices do not include all the information required under IFRS accounting standards as adopted by the European Union and on the other, the reasons for which the comparative information which will be presented in the consolidated financial statements at 30 June 2006 and in the consolidated interim financial statements at 31 December 2006 may differ from the financial statements accompanying this report ;

— note 9 to the financial statements indicates that goodwill relating to the acquisition of Allied Domecq has been determined provisionally and may be adjusted following receipt of new information or further valuations until 26 July 2006.

In addition, in accordance with professional standards applicable in France, we have also verified the information given in the Group’s management report commenting on the consolidated interim financial statements upon which our limited review was conducted.

We have no matters to report with regards to its fairness and consistency with the interim consolidated financial statements.

Paris,  23 March 2006.

The Statutory Auditors:

DELOITTE & ASSOCIÉS
ALAIN PENANGUER
ALAIN PONS
MAZARS & GUERARD
FREDERIC ALLILAIRE

Management Report

1. Accounting principles and methods. — The Combined General Meeting of 17 May 2004 extended the period beginning 1 January 2004 to 18 months, thus ending at 30 June 2005. Future fiscal years will begin on 1 July and end on 30 June. Consequently:

— The financial statements established at 31 December 2005 are interim financial statements and illustrate an intermediary position ;

— The income statement at 31 December 2004, used for comparative purposes, has been prepared on a pro forma basis, for the period from 1 July 2004 to 31 December 2004.

Finally, as all data published from now on shall be established under IFRS, the 2004 figures have been restated and may be different to those published under French GAAP for the 2004 reporting period.

2. Key events. — The Pernod Ricard Group’s historical operations have achieved a net sales organic growth of 4.5% during the six month period and an organic growth of contribution after advertising and promotional costs (CAAP) associated with brands of 5% over the same period. These good performances may be explained in particular by the dynamism of the geographical regions of The Americas and especially Asia, which have achieved increases in net sales of +5.5% and +13.1% respectively. Furthermore, on 26 July 2005,  Pernod Ricard put in a bid for the Allied Domecq Group, owner amongst others, of leading brands such as Ballantine’s, Malibu, Beefeater, Kahlua and Montana. This project has brought the Pernod Ricard Group to number 2 worldwide in the wine and spirits sector. At 31 December 2005, the integration of Allied Domecq has been finalised in the majority of markets.

3. Key figures. — Net sales and contribution after A&P. The new Group’s consolidated sales amount to € 3,268 million, a growth of 66.7% compared to the first half of 2004.  This spectacular growth is explained by the combination of several factors:

— organic growth, for the former Group consolidation scope of 4.5%. In addition, with exchange rates and a comparable scope, net sales amount to € 2,045 million ;

— a favourable exchange rate movement of € 63 million, being an impact of 3.3%, which is primarily attributable to the US Dollar ( € 25.5 million, being 40% of the total) and the Brazilian Real ( € 11 million, being 18% of the total) ;

— a significant variation in consolidation scope, principally as a result of the integration of the brands acquired with Allied Domecq, as well as the disposals of the Seagram’s Vodka, Larios and Bushmills brands. The favourable net global impact on sales amounts to € 1,160 million, being a relative increase of 59.2%.

Contribution after advertising and publicity costs amounts to € 1,301 million, a growth of € 517 million (65.8%). This evolution may be explained by the same factors as that in sales, in comparable proportions:

— organic growth:  € 38 million, 5% ;

— effect of exchange rates:  € 21 million, 2.7% ;

— effect of consolidation scope:  € 457 million, 58.3%.

The situation per geographical region is as follows:

Asia – Rest of the World.

Operations have been marked by a very dynamic and profitable growth (organic sales growth: 13.1%, organic growth of CAAP: 14.6%) within the former Pernod Ricard scope of consolidation, a favourable currency movement having a positive impact of 5.7% and 6.2% on sales and CAAP respectively, and significant growth in operations following the integration of Allied Domecq, having a positive impact on sales of  € 286.5 million (57.3%)  and on CAAP of  € 82 million (53.6%), principally in South Korea and New Zealand.

The Americas.

The growth of the former consolidation scope of Pernod Ricard amounts to € 22 million (5.5%) in sales and € 7 million (4.5%) in contribution after advertising and promotional costs, principally driven by the brands Jameson and The Glenlivet in the United States of America, and Havana Club, Chivas and Something Special in South America. The effect of exchange rate movements has been particularly favourable to net sales (€ 28 million, being 9.9%) and profit after advertising and promotional costs (€ 8 million, being 4.5%). Moreover, this geographic region remains, without doubt, the most affected by the arrival of the Allied Domecq brand portfolio with growth sales of € 433 million (105.2%) and CAAP of € 200 million (115.8%).

At 31 December 2005, the two regions Asia – Rest of the World and The Americas together account for 54% of Group net sales and 53% of profit from operations.

Europe (excluding France).

Operations have been characterised by the pursuit of growth in the region  (net sales: up € 1 million, 0.2%, with CAAP:  up € 14 million, 4.5%) thanks to the Jameson, Chivas and Havana Club brands, a globally neutral exchange rate effect (net sales: up € 6 million, being 0.8% and CAAP: up € 4 million, being 1.3%) and a significant impact linked to the transfer of brands in the Allied Domecq portfolio (net sales: up € 374 million, being 49.4%, CAAP: up € 149 million, 46.6%) which has translated into significant growth of Group’s market share especially in Spain, United Kingdom and Central Europe.

France.

Operations remain characterised by the continuation of the decline of the Aniseed product line, for which the strong performances of Chivas, Havana Club and Wyborowa were not sufficient to compensate (decline in net sales: € 3.5 million, being 1.2%, CAAP: down € 5  million, being 3.5%). Operations linked to the Allied Domecq brands remain significant (net sales: up € 66 million, being 22.6%, CAAP: up € 26 million, being 18.7%) and should allow a stronger exposure to growing categories. France currently accounts for 11% of Group net sales and less than 9% of profit from operations.

Profit from operations.

Structure costs amount to € 534 million. This represents a relative reduction in Group structure expense, which has fallen to 16.3% of net sales (compared to 17% at 31 December 2004).

Profit from operations amounts to € 767 million, growth of + 69.8% compared to the first half of 2004. The level of profitability of net sales has increased to 23.5%, compared to 23% in the prior year: the absorption of Allied Domecq has thus translated into a significant improvement in Group operating margin from this first closing.

Finance cost and current net profit.

Finance cost amount to € 177 million, net finance costs (cost of debt) at € 164 million; this amount reflecting an average cost of debt of 4.5% compared to the debt principal.

Income tax expense amounts to € 148 million (rate: 25%).

Consequently, diluted current profit per share amounts to € 5.34, an increase of 26% compared to 31 December 2004.

Other non-ordinary income and expense.

They are broken down as follows:
Other operating income and expense:	(€ millions)

Gain or loss on disposal of assets:	+245.2
Bushmills	+188.6
Seagram’s Vodka	+57.5
Larios	(10.7)
Others	+9.8

Restructuring expense	(173.9)

Other non-operating income and expense	(78.4)
Stolichnaya	(25.0)
PPA on finished goods	(23.6)
Allied Domecq acquisition costs	(17.9)
Others	(11.9)
Total other operating income and expense	(7.1)

Non-current financial income and expense:	(€ millions)

Non-current acquisition exchange gain	+30.2
Cost of early conversion of OCEANE bonds	(34.1)
Cost of Allied Domecq acquisition exchange options	(50.5)
Other income and expense	(11.3)

Total non-current financial income and expense	(65.8)

Group net profit.

Despite the effects of the integration of Allied Domecq, Group net profit has increased to € 488 million and achieved significant growth: 51 % compared to 2004, gains on the disposals of assets having compensated for the restructuring costs incurred in the period.

Free cash flow and indebtedness.

The Group free cash flow amounted to € 312 million, an increase compared to 2004 free cash flow which amounted to € 203 million. Following the distribution of dividends of € 100 million, changes in scope of € 7,556 million and an impact of the conversion of OCEANE bonds of € 505 million, the Group has increased its indebtedness by € 6,629 million. Closing net financial debt thus amounted to € 8,774 million.

Balance sheet.

Following the acquisition of Allied Domecq, Group total assets at 31 December 2005 amounted to € 27,404 million, compared to € 7,007 million at 30 June 2005.

The main variations have occurred in the following line items:

Intangible assets / goodwill: following the exercise of allocating fair value to assets and liabilities acquired (“purchase accounting”) acquisition goodwill has provisionally been recorded at € 3.5 billion. As permitted by the standard, this amount may be subject to adjustment until 26 July 2006, or one year after the date of acquisition.

Intangible assets / brands: the brands acquired from the Allied Domecq portfolio have been valued, with the assistance of experts, at € 6.2 billion. For some of the brands (principally Malibu and Kahlua) this amount includes a tax benefit resulting from the complete amortisation of the brand for taxation purposes (“tax amortisation benefit”).

Inventory: acquired inventory was recorded at fair value, which resulted in a revaluation of € 40 million. A provision for “onerous contracts” was recognised regarding purchases of Scotch whisky in bulk.

Assets held for sale: this caption includes assets in the process of being disposed at 31 December, valued at sales price net of disposal costs. This predominantly relates to assets sold to Fortune Brands, not transferred at 31 December, and the QSR business.

Current debt: Debt includes a portion of Fortune Brands tracker shares, corresponding to assets not yet transferred at 31 December 2005.